Registration No. 333-_________


                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549


                                  FORM S-2
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933


                           PENNICHUCK CORPORATION
           (Exact name of registrant as specified in its charter)

New Hampshire                                                        02-0177370
(State or other jurisdiction                                      (IRS employer
of incorporation or organization)                        identification number)

                               4 Water Street
                         Nashua, New Hampshire 03060
                               (603) 882-5191

        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Charles J. Staab, Vice President
                    Treasurer and Chief Financial Officer
                           Pennichuck Corporation
                              Four Water Street
                         Nashua, New Hampshire 03060
                               (603) 882-5191

          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 Copies to:
Denis J. Maloney, Esquire               John L. Gillis, Jr., Esquire
Gallagher, Callahan & Gartrell, P.A.    Armstrong, Teasdale, Schlafly & Davis
214 North Main Street, P.O. Box 1415    One Metropolitan Square, Suite 2600
Concord, New Hampshire 03302-1415       St. Louis, Missouri 63102-2740
(603) 228-1181                          (314) 621-5070

      Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------
Title of each                       Proposed      Proposed
  class of                           maximum       maximum
 securities                         offering      aggregate      Amount of
    to be          Amount to be     price per     offering      registration
 registered        registered(1)     share(2)     price(2)          fee
-----------------------------------------------------------------------------

Common Stock,
$1.00 par value      483,000         $23.50       $11,350,500     $3,348.00

-----------------------------------------------------------------------------

<F1>  This registration statement covers the maximum number of shares of registrant's common stock that may be issued in the offering described herein, inclusive of the 63,000 shares that may be sold subject to the exercise of the Underwriter's over-allotment option.

<F2>  Estimated solely for the purpose of calculating the registration fee and computed in accordance with Rule 457(c) of the Securities and Exchange Commission under the Securities Act of 1933, based on the last sales price of the common stock of the registrant on October 7, 1998 on the OTC Bulletin Board of $23.50 per share and the maximum number of shares registered hereby.


      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                SUBJECT TO COMPLETION, DATED __________, 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


Public Offering
Prospectus

                                   [LOGO]


                           PENNICHUCK CORPORATION

                       420,000 Shares of Common Stock
                              $_____ per share
                                _____________

Pennichuck Corporation                   We operate regulated water utility
4 Water Street                           companies in central and southern
Nashua, New Hampshire 03060              New Hampshire, a non-regulated water
                                         services company and a real estate
                                         development company.

The Offering                             We are a public company. Our common
                                         stock is quoted on the OTC Bulletin
                     Per Share   Total   Board under the symbol "PNNW."  On
                     ---------   -----   _________, 1998, the last reported
Public Price         $           $       sale price was $______.
Underwriter
 Discounts           $           $
Proceeds to Company  $           $

We have granted the Underwriter a
30 day option on the same terms
and conditions set forth above
to purchase up to 63,000
additional shares of common stock
to cover over allotments, if any.

                            ____________________

An investment in the common stock involves certain risks. See "Risk Factors" beginning on page ____.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ____________________

These shares are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to approval of counsel, the right to reject any order in whole or in part and certain other conditions. It is expected that the delivery of certificates representing the shares of common stock will be made at the offices of Edward D. Jones & Co., L.P. in St. Louis, Missouri, on or about ___________, 1998.


                         Edward D. Jones & Co., L.P.



                This Prospectus is dated ______________, 1998


                              TABLE OF CONTENTS


                                                                Page
                                                                ----
Summary

Risk Factors

Use of Proceeds and Capital Expenditures

Capitalization Table

Selected Financial Information

The Company

Management's Discussion and Analysis
 of Financial Condition and Results of Operations

Management of the Company


Security Ownership of Management

Description of Company Capital Stock

Market Prices and Dividend Information

Underwriting

Legal Matters

Experts

Indemnification

Where You Can Find More Information

Incorporation of Certain Documents by Reference

Index to Consolidated Financial Statements                      F-1


      IN CONNECTION WITH AN UNDERWRITTEN OFFERING, THE SEC RULES PERMIT THE UNDERWRITERS TO ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICE OF OUR COMMON STOCK. THESE TRANSACTIONS MAY INCLUDE PURCHASES FOR THE PURPOSE OF FIXING OR MAINTAINING THE PRICE OF THE COMMON STOCK AT A LEVEL THAT IS HIGHER THAN THE MARKET WOULD DICTATE IN THE ABSENCE OF SUCH TRANSACTIONS.

      IN CONNECTION WITH THIS OFFERING THE UNDERWRITER AND SELLING GROUP MEMBER (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING".


                     [Map of Service Franchise Territory
                    served by water utility subsidiaries]


                                   SUMMARY

      This summary highlights selected information from this document and may not contain all the information that is important to you. We have adjusted all information in this Prospectus to reflect the 3-for-2 stock split of the common stock that occurred on September 1, 1998. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the Underwriter's over allotment option will not be exercised. To understand the offering fully and for a more complete description of the legal terms of the offering, you should read carefully this entire document, including the "Risk Factors" section, and the documents we have referred you to. See "Where You Can Find More Information." (Page ___).

                                 The Company

      Our primary business is gathering and distributing water as regulated public utilities in the central and southern portions of the State of New Hampshire. We also provide non-regulated water-related services. We also own, develop and manage real estate. Our regulated water utility subsidiaries furnish water services to over 26,000 customers. When we refer to the Company in this document, we generally mean Pennichuck Corporation and its subsidiaries: Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), Pennichuck Water Service Corporation ("Service Corporation") and The Southwood Corporation ("Southwood").

                                Our Strategy

      We plan to continue our strategy to increase our customer base through expansion within our existing service areas and we will continue to consider acquisitions of other water utility systems in new areas when opportunities arise. We anticipate continuing our non-regulated activities in the areas of operating and maintaining water systems and real estate development and we plan to pursue new activities in these areas when and if attractive opportunities present themselves. We are not currently involved in any negotiations to acquire other utility systems.

                             Recent Developments

      We increased our customer base by 20% in 1998 by acquiring Pennichuck East and Pittsfield. Each of these companies is regulated by the New Hampshire Public Utilities Commission ("NHPUC") as a public water utility. The Service Corporation also began this year to provide operations and maintenance contract services to the Town of Hudson, a large municipal water system located in southern New Hampshire. Southwood has recently formed a joint venture to develop a residential community in southern New Hampshire.


                                The Offering


Common stock offered                  420,000 shares(1)


Common stock to be outstanding
after offering                        ____________(2)

OTC Bulletin Board symbol             PNNW

Latest 52-week range of sales
 prices (through _________, 1998)     $_____ to $_____

Annualized dividend rate              $.77 per share(3)

Use of proceeds                       We will use the funds received in the
                                      offering to retire short-term bank
                                      borrowings and to pay-down our revolving
                                      credit facility.  We incurred this debt to
                                      partially pay for our recent acquisition of
                                      utility properties, and for utility plant
                                      construction.  Remaining proceeds will be
                                      used for future capital expenditures,
                                      working capital and general corporate
                                      purposes.


Risk factors                          You should read the "Risk Factors" section,
                                      beginning on page ____, as well as other
                                      cautionary statements throughout this
                                      prospectus, to ensure you understand the
                                      risks associated with an investment in our
                                      common stock.

___________________
<F1>  Assumes the Underwriter's over-allotment option is not exercised.
<F2>  Excludes shares issued after September 30, 1998 pursuant to the
      Company's Dividend Reinvestment and Common Stock Purchase Plan (the "Reinvestment Plan") and the Company's Employee Stock Option Plan (the "Option Plan"). Pursuant to the Company's Reinvestment Plan, the Company registered 200,000 shares of its common stock; as of September 30, 1998, there were 145,542 shares still available for issue. On September 30, 1998, employees of the Company held options to purchase a total of 46,688 shares of common stock under the Option Plan.
<F3>  Based on the quarterly dividend of $.193 per share. See "Market Prices and Dividend Information."



Summary Financial and Operating Information
(In thousands, except per share amounts) (1)

                               Six Months Ended
                                   June 30,                 Twelve Months Ended
                             ------------------      ---------------------------------
                              1998        1997         1997         1996         1995
                              ----        ----         ----         ----         ----

Income Statement Data:

Operating Revenues:
Utility Revenues             $6,510      $5,300      $11,415      $10,908      $11,003
Real Estate and Other           379         199          640        1,509          697

Operating Income             $2,260      $1,553      $ 3,717      $ 3,708      $ 3,577

Net Income                   $  746      $  449      $ 1,207      $ 1,289      $ 1,148

Per Share Data:
Basic Earnings Per Share     $  .61      $  .37      $  1.01      $  1.09      $  1.00
Dividends Per Share          $  .38      $  .33      $   .67      $   .65      $   .57
Book Value Per Share         $12.31      $11.75      $ 12.07      $ 11.78      $ 11.33

Operating Data:

Total Water Pumpage
 (millions of gallons)        2,190       2,146        4,576        4,490        4,669

Total Customers              26,443      20,902       21,037       20,805       20,622

___________________
<F1>  Prior year amounts have been re-stated for the Pittsfield merger which has been accounted for under the pooling-of-interests method.


                                RISK FACTORS

      You should carefully consider the following factors, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Water Business

      Our main sources of revenues and earnings are our water utility operations. The water supply and distribution industry is subject to regulations and uncertainties which affect the Company and our stock price in varying degrees.

      Rate Regulation. Pennichuck Water, Pennichuck East and Pittsfield Aqueduct are regulated by the NHPUC with respect to the rates we charge our customers for water and the amount of our capital and debt financing. The profitability of our water operations is largely dependent on the timeliness and adequacy of rate relief allowed by the NHPUC.

      Regulatory Lag. The NHPUC generally provides our water utilities with the opportunity to earn a rate of return on our capital invested in property used to serve our customers. However, a delay, known as "regulatory lag" normally occurs between the time capital is invested and the effective date of increased water rates which reflect that investment.

      Water Quality Concerns; Changes in Regulatory Standards. Water utility companies are always subject to certain water quality risks related to environmental contamination. Our water systems have water treatment and alternate water source and storage facilities available as short-term sources of supply in the event of contamination of one of our water sources. While our treated water currently meets or exceeds all standards set by federal and state authorities, it is possible that new or stricter standards could be imposed that will raise our operating costs significantly.
Although these costs would likely be recovered in the form of higher rates, there can be no assurance that the NHPUC would approve a rate increase to recover such costs.

      Impact of Weather and Seasonal Demands. The demand for our water and our revenues is impacted by weather and is seasonal in nature. Normally, our most profitable quarters are the second and third calendar year quarters due to increased water consumption during the late spring and summer months. Demand is normally lower during cool, wet springs and summers than it is during warm, hot springs and summers.

      Dependence on Certain Industrial Customers. Approximately 27% of our operating revenues are derived from commercial and industrial customers. Pennichuck's largest water customer is responsible for about 13% of its daily average demand. In the short term, our profitability would be adversely impacted were that customer to significantly reduce its water requirements in the future or if our other commercial and industrial customers materially reduce their use of our water. In this case, we would seek the approval of the NHPUC to increase the rates of our remaining customers to recover any lost revenues from the loss of such major industrial customers. Any increase in our rates and improvement in our profitability from a loss of a major customer could take at least 12 months to realize, an example of regulatory lag. In addition, there can be no assurance that the NHPUC would approve such a rate increase request.

Real Estate Business

      Development Risks. Southwood, our real estate subsidiary, owns approximately 607 acres of real estate which is planned for development. The demand and prices for Southwood's real estate are dependent upon interest rates and construction costs as well as general economic conditions.

      Carrying Costs. Real estate assets are subject to ongoing maintenance costs and property taxes. Reductions in demand for our properties may cause us to continue to incur operating costs without any offsetting income.

Operations

      Year 2000. We continue to review our computer systems and those of our vendors to determine our level of readiness for the next century. We have identified our critical applications and implemented a plan to replace or upgrade necessary hardware or software, including our financial accounting, billing, customer service and meter management services. We are currently identifying those vendors who provide date dependent information and customers who are material to our operations to ensure they have taken steps to comply with this issue. We intend to develop a disaster recovery plan detailing alternatives available in the event a vendor or user of Company information or a significant customer is not compliant with Year 2000 issues. There can be no assurance of the adequacy of the manner in which third parties have addressed this issue. Although we do not anticipate material problems in complying with Year 2000 issues, we cannot provide assurance that we will be in compliance by January 1, 2000.


                  USE OF PROCEEDS AND CAPITAL EXPENDITURES

      Our net proceeds from the sale of the 420,000 shares of common stock is estimated to be $__________ ($__________ if the Underwriter's option to purchase additional shares of common stock is exercised in full) after deducting the expenses of the offering estimated at $600,000. We plan to use $___ million of these proceeds to reduce our short-term note payable and to pay-down our revolving loan facility, which at June 30, 1998 were $3.0 million and $3.6 million, respectively. We will use the remaining proceeds for future capital expenditures, working capital and general corporate purposes.

      We used the short-term note payable for our purchase of certain water utility assets for Pennichuck East. The note is subject to an interest rate swap agreement, bears a fixed interest rate of 6.20%, and is due in April 2000.

      We use our revolving credit facility to provide funds for general operating purposes and to fund our capital expenditures on an interim basis.

The capital expenditures were primarily for ongoing replacement and upgrading of existing facilities, system extensions and acquisition and development of a new water utility system. Our capital expenditures were approximately $6.0 million, $3.2 million and $2.7 million in fiscal years 1997, 1996 and 1995, respectively. We estimate capital expenditures for fiscal 1998 will be approximately $3.6 million. We estimate our capital expenditures for fiscal 1999 at approximately $4.5 million and these funds will be primarily used for replacing our aging infrastructure, new main extensions and improvement of our treatment plant facilities.

      Capital expenditures are financed through internally generated funds and short-term borrowings. Such short-term borrowings have traditionally been replaced from time to time with long-term debt financings, the amount and types of which depend upon our capital needs and market conditions.


                               CAPITALIZATION

      The following table sets forth the capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the sale of the common stock and the application of net proceeds as described under "USE OF PROCEEDS." The following should be read in conjunction with the Financial Statements and the Notes thereto of the Company which are included in this Prospectus. See "INDEX TO FINANCIAL STATEMENTS."


                                                         As of June 30, 1998
                                    ---------------------------------------------------------
                                    Actual                              As Adjusted
Capitalization                      Amount         Percent    Amount                  Percent
--------------                      ------         -------    ------                  -------

Long-term Debt, excluding
 current portion:
  Fleet, Revolving Loan Facility    $ 3,641,000
  Fleet, 6.20% Note, due 4-1-00       3,000,000
  Other Long-Term Debt               27,700,000
                                    -----------
      Total Long-Term Debt,
       excluding current portion    $34,341,000     69.6%     $                (1)    _____%

Common Equity:
  Common Stock                        1,223,239                                (2)
  Additional Paid in Capital          5,362,959                                (2)
  Retained Earnings                   8,479,275                8,479,275
  Treasury Stock                        (59,240)                 (59,240)
                                    -----------               ----------
    Total Common Equity              15,006,233     30.4%                             _____%


Total Capitalization                $49,347,233    100.0%     $                       100.0%
                                    -----------    -----                              -----




___________________
<F1>  Repayment of Fleet debt with net proceeds from the sale of the common stock.
<F2>  Reflects the sale of 420,000 common shares at an offering price of
      $______ per share, less estimated offering costs of $600,000.


                                 THE COMPANY

Overview

      We are a holding company based in Nashua, New Hampshire. Our principal operating subsidiaries are engaged primarily in the collection, storage, treatment, distribution and sale of potable water throughout southern and central New Hampshire. These subsidiary corporations, Pennichuck, Pennichuck East and Pittsfield, are each engaged in business as a regulated public utility, subject to the jurisdiction of the NHPUC. We collectively serve approximately 24,300 residential and 2,000 commercial and industrial customers. We were formed in 1983 following the reorganization of Pennichuck Water Works, which was first established in 1852, into a dedicated water utility. At the same time several tracts of land, formerly held for watershed protection purposes, were transferred to Southwood. Southwood is involved in the development of commercial and residential real estate. We also conduct non-regulated, water-related management services and contract operations through another subsidiary, the Service Corporation.

      This Prospectus contains and each document incorporated by reference herein may contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Our Water Business

      Pennichuck is franchised by the NHPUC to gather and distribute water in the City of Nashua, New Hampshire and in portions of the towns of Amherst, Bedford, Derry, Epping, Hollis, Merrimack, Milford and Plaistow, New Hampshire. Pennichuck has transmission mains which directly interconnect its core system in Nashua with the surrounding towns of Amherst, Hudson, Merrimack and Milford. Our core system, which services 19,972 customers, accounts for 97% of Pennichuck's revenues and 96% of its combined plant in service. Its franchises in the remaining towns consist of stand-alone satellite water systems serving 1,065 customers. Pennichuck has no competition in its core franchise area. Currently, approximately 25% of its water revenues are derived from commercial and industrial customers and approximately 54% from residential customers, with the balance being derived from fire protection and other billings to municipalities, principally the City of Nashua.

      Pennichuck East was organized in 1998 to acquire certain water utility assets from the Town of Hudson, New Hampshire, following Hudson's acquisition of those assets from an investor-owned water utility which previously served the Town of Hudson and surrounding communities. Pennichuck East is franchised to gather and distribute water in the New Hampshire towns of Litchfield, Pelham, Windham, Londonderry, Derry, Raymond and Hooksett, which are areas adjacent to the service franchise served by Pennichuck. The water utility assets owned by Pennichuck East consist principally of water transmission and distribution mains, hydrants, wells, pump stations and pumping equipment, water services and meters, easements and certain tracts of land. Pennichuck East serves approximately 3,600 customers and annual revenues are estimated to be $2.3 million.

      Pittsfield serves approximately 650 customers in and around
Pittsfield, New Hampshire with anticipated annual revenues of approximately $405,000.

Regulation

      Our water utilities are regulated by the NHPUC with respect to their rates, securities issues and service. New Hampshire law provides that utilities are entitled to charge rates which permit them to earn a reasonable return on the cost of the property employed in serving its customers, less accrued depreciation and contributed capital ("Rate Base"). The cost of capital permanently employed by a utility in its utility business marks the minimum rate of return which a utility is lawfully entitled to earn on its Rate Base. Pennichuck's currently approved water rates are based on a March 1998 NHPUC order resulting from its latest approved rate case. Pennichuck is authorized an overall rate of return of 8.34% on an approved rate base of approximately $34.61 million. Pennichuck East is authorized an overall rate of return of 8.37% on an approved rate base of approximately $7.5 million. Pittsfield is authorized an overall rate of return of approximately ten percent on an approved rate base of approximately $1.6 million.

      Our utilities are subject to the water quality regulations issued by the United States Environmental Protection Agency ("EPA"). The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the EPA and we do not anticipate that any significant capital expenditures for regulatory compliance will be required in the next three years given the present water quality standards set by the SDWA. The reauthorization of the SDWA by Congress in 1996 may lead to stricter monitoring standards which may require additional operating costs for the Company. It is expected that any additional monitoring and testing costs arising from EPA mandates should eventually be recouped through water rates.

Other Operations

      The Company formed the Service Corporation to conduct its non-regulated, water-related activities. Its activities include providing contract operations and maintenance, water testing and billing services to municipalities. In 1998, the Service Corporation entered into an agreement with the Town of Hudson, New Hampshire to provide operations and maintenance contract services to the Town with respect to the water utility assets it acquired from an investor-owned water utility.

      Southwood, the Company's real estate subsidiary, was organized for the purpose of owning, developing, selling and managing approximately 1,340 acres of undeveloped land in Nashua and Merrimack, New Hampshire formerly owned by Pennichuck Water for watershed protection purposes.

      Since 1988, Southwood has been involved in the planning and development of two major office parks, Southwood Business Park and Southwood Corporate Park, located in Nashua, New Hampshire. At the end of 1996, Southwood sold its last remaining lot in the Southwood Business Park to the State of New Hampshire. Southwood still owns approximately 47 acres of land in the Southwood Corporate Park which is zoned for commercial use. In July 1995, Southwood entered into an option agreement with a regional real estate developer ("the Developer") for the remaining acreage in Southwood Corporate Park. Under that agreement, the Developer pays to Southwood an option fee each year equal to the annual carrying costs associated with that land. The option agreement is for a minimum term of five years.

      In September 1997, Southwood and the Developer formed Westwood Park
LLC ("Westwood"), to develop a 404 acre tract of land in northwest Nashua presently zoned for park-industrial use. Southwood conveyed the land to Westwood in exchange for a 60% interest in Westwood. In April 1996, Southwood entered into a joint venture known as Bowers Pond LLC
("Bowers") for the development of a 46 unit residential development.
Under the terms of the joint venture agreement, Southwood conveyed the related land parcel to Bowers in exchange for a non-interest bearing note secured by a second mortgage on the real estate conveyed. Southwood holds a 50% interest in this joint venture. As of June 30, 1998, 30 homes had been constructed and sold; 15 of the remaining lots are subject to purchase contracts. Southwood has recently formed a joint venture to develop and build another joint venture, Heron Cove, an 87-unit, single-family community located in Merrimack, New Hampshire.

Our Properties

Office Buildings

      The Company owns a three story, 11,616 square foot building located in downtown Nashua, New Hampshire which it and its subsidiaries occupy. We also own a separate building in Nashua which serves as an operations center and storage facility for our construction and maintenance activities.

Water Supply Facilities

      Pennichuck's principal properties are located in Nashua, New Hampshire, with the exception of several source-of-supply land tracts which are located in the towns of Amherst, Merrimack and Hollis, New Hampshire. In addition, Pennichuck owns four impounding dams which are situated on the Nashua and Merrimack border.

      The location and general character of Pennichuck's principal plant and other materially important physical properties are as follows:

      1. Holt Pond, Bowers Pond, Harris Pond and Supply Pond and related impounding dams comprise the chief source of water supply in Nashua and Merrimack, New Hampshire.

      2. An Infilco Degremont treatment plant using physical chemical removal of suspended solids and sand filtration with a rated capacity of 35 million gallons per day, located in Nashua, New Hampshire.

      3. A water intake plant and pumping facility located on the Merrimack River in Merrimack. This 20 million gallon per day supplemental water supply source provides an additional source of water during dry summer periods and will provide a long-term supply for Pennichuck's service area.

      4. Approximately 672 acres of land located in Nashua and Merrimack which are owned and held for watershed and reservoir purposes.

      5.  Ten water storage reservoirs having a total storage capacity of
23.1 million gallons, six of which are located in Nashua, two in Amherst, one in Bedford and one in Hollis, New Hampshire.

      The source of supply for Pennichuck East is a well system owned by the Town of Hudson in Litchfield, New Hampshire. Pennichuck East has entered into a long-term water supply agreement to obtain water from this well system.

      Pittsfield owns Berry Pond located in the vicinity of its water treatment facility in Pittsfield, New Hampshire, which serves as its source of supply.

Water Distribution Facilities

      The distribution facilities of our regulated water companies consisted of the following:


                              Pennichuck    Pennichuck East    Pittsfield
                              ----------    ---------------    ----------

Transmission & Distribution
 Mains (in miles)                  315             103              13
Services                        21,037           4,108             615
Meters                          21,145           3,511             614
Hydrants                         2,124             333              70


Land Held for Future Development

      Following Pennichuck Water Works' reorganization in 1984 into a holding company structure, approximately 1,088 acres were transferred to Southwood. Since 1984, Southwood has sold or transferred approximately 779 acres of land to third parties or to participating joint ventures. The Company has transferred 499 acres of watershed protection land to Pennichuck since 1984 and currently holds 425 acres of land which have not been transferred to Pennichuck or Southwood due to access limitations which restrict the ability to subdivide and transfer that land. Of that acreage, approximately 242 acres are available for buffer and alternate use.

      Based on vegetation, topographical, wetland and hydrological studies, Southwood has subdivided its remaining 309 acres into buffer (non-developable) and alternate use (developable) designations, resulting in an approximate breakout of 108 and 201 acres, respectively. Of the approximately 201 acres of alternate use land, 102 acres are located primarily in the northwestern section of City of Nashua, New Hampshire and 99 acres are located in the western and southerly portions of the Town of Merrimack, New Hampshire. The following table summarizes of the current approved zoning for Southwood's alternate use land:


                            Nashua, NH    Merrimack, NH    Total
                            ----------    -------------    -----

Residential                     55             --            55
Industrial                      47             99           146
                               ---             --           ---
Total Alternate Use Acreage    102             99           201
                               ===             ==           ===


      Presently, 47 acres of Southwood's alternative-use land in the City of Nashua are available for immediate development. The remainder of Southwood's landholdings in both Nashua and Merrimack are classified under "Current Use" status, which means that we pay property taxes based on the property's actual use and not its highest or best use.

Our Employees

      We employ 65 full-time and four part-time employees. Of these, there are 34 management and clerical employees who are non-union. The remaining employees are members of the United Steelworkers Union. Our union contract was re-negotiated in February 1997, and has been extended through February 2002. In the opinion of management, employee relations are satisfactory.


                       SELECTED FINANCIAL INFORMATION

      The following table sets forth selected consolidated historical data regarding the Company's operating results and financial position for and at the periods indicated. This financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                     Six Months Ended
                                         June 30,                             Twelve Months Ended December 31,
                                -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                    ----          ----          ----          ----          ----          ----          ----

Income Statement Data:
Operating revenues              $ 6,888,784   $ 5,498,596   $12,055,517   $12,417,216   $11,700,480   $10,429,960   $ 9,903,631
Net income                          745,522       448,612     1,207,023     1,289,018     1,147,603       997,919       849,505

Net income aplicable to
 common stock                       745,522       448,612     1,207,023     1,289,018     1,147,603       965,842       771,130

Earnings per share:
  Basic                         $      0.61   $      0.37   $      1.01   $      1.09   $      1.00   $      0.84   $      0.67
  Diluted                       $      0.60   $      0.37   $      1.00   $      1.09   $      0.99   $      0.84   $      0.67

Weighted average shares:
  Basic                           1,226,816     1,194,939     1,200,287     1,178,883     1,148,610     1,146,240     1,143,663
  Diluted                         1,237,812     1,210,895     1,207,173     1,183,455     1,152,110     1,151,572     1,145,939

Dividends per common share      $      0.38   $      0.33   $      0.67   $      0.65   $      0.57   $      0.48   $      0.41

Balance Sheet Data:
Total Assets                    $67,567,563   $56,829,404   $57,240,449   $51,357,135   $49,136,429   $47,718,718   $46,609,472
Utility plant, net               56,937,085    47,725,666    48,290,696    43,721,028    41,779,771    40,314,725    39,021,087
Total common equity              15,006,233    14,554,722    14,589,345    14,048,337    13,058,213    12,614,050    12,044,809
Redeemable preferred stock                -             -             -             -             -             -       681,000
Long-term debt including
 current portion                 34,479,556    25,860,163    26,677,618    21,945,603    21,028,011    17,031,530    17,262,699

___________________
<F1>  Prior year amounts have been restated for Pittsfield Aqueduct which has been accounted for under the pooling-of-interests method.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

Introduction

      In Management's Discussion and Analysis we explain the general financial condition and the results of operations for the Company and its operating subsidiaries including:

      *    What factors affect our business,
      * What our earnings and costs were in the first six months of 1998 and in 1997 and 1996,
      *    Why those earnings and costs were different from the year before,
      *    Where our earnings come from,
      *    How all of this affects our overall financial condition,

      * What our expenditures for capital projects were in 1996 and 1997 and what we expect them to be in 1998 through 1999, and
      *    Where cash will come from to pay for future capital expenditures.

      As you read Management's Discussion and Analysis, please refer to our Consolidated Financial Statements contained in this prospectus.

Results of Operations

      In this section, we discuss our interim 1998 and our 1997,1996 and 1995 results of operations and the factors affecting them. We begin with a general overview of our earnings per share (EPS) generated by our businesses and a discussion of an accounting change we recently made that affects our historical financial statements.

                  Total Earnings per Share of Common Stock


                            Six Months Ended    Twelve Months Ended
                            June 30             December 31
                            1998        1997    1997     1996     1995
                            ----------------    ----------------------

Water Utility Operations    $.53        $.35    $ .83    $ .91    $1.19
Real Estate and
 other Operations            .08         .02      .18      .18     (.19)
                            -------------------------------------------
Consolidated EPS            $.61        $.37    $1.01    $1.09    $1.00
                            ===========================================


Restatement for Merger with Pittsfield
--------------------------------------

      On January 30, 1998, we merged with Pittsfield by exchanging 49,428 of our shares for substantially all of the outstanding common stock of Pittsfield. We used the pooling-of-interests method to account for this merger. This methodology requires us to add Pittsfield's historical financial statements with our historical financial statements for all periods which are shown prior to January 30, 1998. As you read Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements, you should understand that all of the previous financial reports that we have issued have been restated to include the effect of Pittsfield for those years.

       You will notice that our consolidated net income and earnings per share actually decreased from $1.09 in 1996 to $1.01 in 1997, which is not indicative of the expected trend in future earnings of our Company. That decrease is primarily because of a one-time charge of approximately $.07 per share against our 1997 earnings per share. That charge related to certain merger and other one-time costs of Pittsfield which were written off in the fourth quarter of 1997. The inclusion of Pittsfield's financial data did not have a material impact on any other aspects of the consolidated financial statements of our Company.

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997
-------------------------------------------------------------------------

      In this section, we discuss the factors that affected our earnings for the first six months of 1998 and 1997. Our consolidated revenues are generally seasonal due to the overall significance of the water sales of our water utility business as a percent of consolidated revenues. Water revenues are typically at their lowest point during the first and fourth quarters of the calendar year. However, water revenues in the second and third quarters tend to be greater because of increased water consumption by our residential customers during the late spring and summer months. In addition, our consolidated revenues are significantly affected by sales of major real estate parcels which may occur from time to time (see discussion below).

      For the six month period that ended on June 30, 1998, our consolidated net income was $746,000, or $.61 per common share compared to $448,000, or $.37 per common share for the same period in 1997. The consolidated revenues from all of our business activities thus far in 1998 were $6.9 million, representing a $1.4 million, or 25.3%, increase over last year. As we discuss below, that increase in consolidated operating revenues is principally attributable to our water utility operations which now include the operating activities of Pennichuck and our two new subsidiaries, Pennichuck East and Pittsfield.

Water Utility Operations

      The operating revenues from our water utility operations totaled $6.5 million for the first half of 1998. Compared to the same period in 1997, this represents a $1.2 million increase in water revenues. There are several reasons for that increase:

      * First, our largest water utility, Pennichuck, was granted a permanent rate increase of approximately 16.8% by the NHPUC effective on April 1, 1998. Beginning on that date, we were authorized to increase our rates on water billings to our customers. Through the first half of 1998, our water utility revenues include approximately $574,000 relating to that rate increase.

      * Second, Pittsfield's revenues nearly doubled from $105,000 in 1997 to $207,000 thus far in 1998. The 97% increase in Pittsfield's revenues resulted from a 101% rate increase which was approved by the NHPUC in December 1997. We were granted that increase in rates principally to allow us to recover the costs associated with a $900,000 water treatment facility completed in October 1997.

      * The third major factor affecting our increased water revenues was the addition of our newly created water subsidiary, Pennichuck East. As we discuss in more detail in "Note H - Subsequent Event -- Acquisition" in the Notes to Consolidated Financial Statements, Pennichuck East was formed in April 1998 and serves approximately 3,600 customers in southern New Hampshire. Pennichuck East contributed approximately $538,000 in water revenues during its first three months of operations in 1998.

Our actual expenses of operating our water utility business include such broad categories as:

      *    water treatment and purification,
      *    pumping and other distribution system functions,
      *    general and administrative functions,
      *    depreciation on existing operating assets,
      *    taxes other than income taxes.

      On a combined basis, those utility operating expenses increased by $625,000 to $4.5 million for the six months ended June 30, 1998. The principal reasons for that increase were:

      * $339,000 relating to the addition of Pennichuck East during the second quarter of 1998,
      * $134,000 of additional depreciation expense resulting from a higher composite depreciation rate which we began using on April 1, 1998 (from 2.15% to 2.44%) and nearly $6 million of new plant assets, and
      * $106,000 of additional water treatment and miscellaneous administrative expenses incurred in the first half of 1998 over the first half of 1997.

Contract Operations

      In April 1998, the Service Corporation signed a five year contract with the neighboring Town of Hudson, New Hampshire ("Hudson"). We will provide certain operations and maintenance functions for Hudson in exchange for a fixed monthly fee as agreed upon by us and Hudson. So far in 1998, revenues from this contract and other non-regulated operating activities have totaled $144,000. For the same period in 1997, revenues from our Service Corporation were approximately $39,000 consisting of $30,000 from contract operations and $9,000 of sundry leases and rents.

Real Estate Operations

      For the six months ended June 30, 1998 and 1997, we recognized revenues from our real estate and other non-regulated business activities of $379,000 and $199,000, respectively. Of those amounts, approximately $207,000 and $129,000 relate to real estate activities. Thus far in 1998, Southwood has recognized $156,000 in revenues earned through its Bowers Pond LLC joint venture and $42,000 of option fee income earned under a development option agreement with a regional developer.

      The operating expenses associated with our real estate and other non-regulated activities have increased from $77,000 in 1997 to $135,000 in 1998. Most of that increase relates to the additional operating costs which our Service Corporation has incurred in connection with the contract operations agreement with Hudson. The remaining expenses are primarily for property taxes on Southwood's real estate holdings which for the first six months of 1998 were $38,000 compared to $51,000 in same period of 1997.

Results of Operations - 1997 Compared to 1996
---------------------------------------------

      For the year ended December 31, 1997, our restated consolidated net income was $1.2 million, or $1.01 per share, compared to $1.3 million, or $1.09 per share, in 1996. That decline was a result of certain one-time merger costs recorded by Pittsfield and the write-off of certain Pittsfield deferred charges during the fourth quarter of 1997. We also had two major real estate sales in 1996 which provided us with $1.0 million of real estate revenues and we did not have any such major land sales in 1997.

Water Utility Operations

      Our water utility businesses provided us with operating revenues of $11.4 million for 1997 which is a 4.7% increase over 1996. This increase resulted primarily from:

      *    a 5.1% temporary rate increase granted to Pennichuck,
      *    a 3.6% increase in water consumption, and
      *    a 1.1% increase in new customers.

The increase in consumption reflects a drier and warmer than normal third quarter which we experienced in 1997 compared to 1996 and a 3.6% increase in industrial and commercial consumption within Pennichuck's core system.

      In May 1997, we filed a petition with the NHPUC requesting authority to increase Pennichuck's water rates by approximately 18%. We believed that this was necessary because Pennichuck's actual overall rate of return had declined below its then authorized rate of return of 8.81%. Our rate of return declined primarily because:

      * $4.5 million in additional investment in operating assets has been made since our last rate increase in 1994, and
      * We experienced increased operating costs totaling nearly $300,000 for property taxes and water treatment expenses incurred in 1996 and 1997.

      In August 1997, the NHPUC granted Pennichuck's request for a temporary rate increase resulting in approximately $175,000 of additional revenues which we realized in 1997. In February 1998, the NHPUC approved a permanent rate increase of 16.8% which we expect will provide approximately $1.7 million of additional revenues on an annualized basis.

      In December 1997, the NHPUC granted a 101% increase in Pittsfield's water rates to recover the operating and capital costs associated with the construction of its new water treatment facility which became operational in October 1997. On an annualized basis, that rate increase represents approximately $200,000 of additional revenues which are expected to be billed and collected during calendar year 1998.

      The operating expenses of our water utility businesses increased 5.5%
from $7.7 million in 1996 to $8.1 million in 1997.    The increased
operating expenses were principally due to:

      * A $211,000 increase in additional treatment and production costs incurred at Pennichuck's main water treatment facility in Nashua, New Hampshire,
      * A tripling in unit rates charged by the City of Nashua for the treatment plan by-products and sludge generated by the plant and ultimately introduced into the City's sewer treatment system ($154,000 in 1997 compared to $89,000 in 1996),
      * Electrical and other power costs associated with Pennichuck's treatment plant and outlying pumping stations increased by nearly $39,000 over 1996, reflecting a 5.25% increase in per kilowatt charges incurred during 1997, and
      * Depreciation and property taxes related to $5.3 million of new investment increased by $75,000 and $32,000 for calendar years 1997 and 1996, respectively.

      In addition, during the fourth quarter of 1997, the NHPUC disallowed approximately $88,000 of deferred expenses and miscellaneous studies which Pittsfield had incurred. Since those costs will not be recoverable through future rates, they were written off in December 1997.

Contract Operations

      The Service Corporation was a 50% partner in a joint venture with a regional water engineering firm from July 1, 1995 to June 30, 1998. The purpose of the joint venture was to provide water-related operations and maintenance contract services to municipalities, especially those which may have financial difficulty complying with the required provisions of the SDWA. Contract operation and public-private partnerships provide viable alternatives for such municipalities. During 1997, the joint venture provided operations and maintenance contract services to the Town of Cohasset, Massachusetts which included the operation of its water treatment plant and distribution system. Although the revenues from this partnership were not material, the joint venture was not successful in renewing this three year contract, which expired on June 30, 1998. For the twelve months ended December 31, 1997, the Service Corporation had revenues of approximately $66,000 resulting in pretax income of $19,000.

Real Estate Operations

      Southwood generated revenues of $514,000 for the year ended December 31, 1997 which was a significant decrease of $806,533 from 1996. Results in 1996 included sales of Southwood's last two parcels in Southwood Business Park totaling $1.0 million. Southwood did not have any major land sales in 1997.

      Southwood is a 50% partner in Bowers Pond LLP -- a joint venture for the construction and sale of 46 homes. We recorded approximately $408,000 of revenues in 1997 for this project compared to $208,000 in 1996. At the end of 1997, there were 22 lots still unsold in that development, of which we expect to sell 17 in 1998.

      Other revenues from our real estate-related activities during 1997 included approximately $92,000 of option income earned under a September 1995 development agreement with a regional developer with respect to 47 acres in the Southwood Corporate Park.

      The operating expenses of Southwood totaled $198,000 for 1997, a $784,000 decrease from 1996. In 1996, we recorded $730,000 of infrastructure costs attributable to the 1996 Southwood Business Park land sales discussed above. The major components of Southwood's operating expenses are property taxes and property management costs. In 1997, those expenses were approximately $80,000 and $23,000, respectively. Property taxes for 1997 increased $24,000 over 1996 principally due to the receipt of certain tax abatements from the City of Nashua during 1996. There were no significant adjustments to Southwood's property assessments during 1997.

Results of Operations - 1996 Compared to 1995
---------------------------------------------

The following table compares our consolidated net income for 1996 to 1995:


                                    1996            1995
                                    ----            ----

          Net income            $1.3 million    $1.1 million

          Earnings per share    $1.09           $1.00


      For 1996, our consolidated revenues increased to $12.4 million, which was a 6.1% increase over the previous year. Water revenues decreased by $96,000 in 1996 compared to 1995, while revenues from our real estate and other operations increased by $812,000 for reasons discussed in further detail below.

Water Utility Operations

      Water revenues from our utility businesses in 1996 decreased to $10.9 million, representing almost a 1% decline from 1995 primarily because of:

      * a 3.1% decline in water consumption within Pennichuck's core system,
      *    damper and cooler conditions experienced during 1996,
      * a 3% decline in industrial consumption reflecting a weak economy in the manufacturing sector during that year.

Total rainfall in our franchise territory in 1996 exceeded rainfall in all but three years since 1900. Consistent with recent years, Pennichuck realized a modest 1.2% growth rate in new customers within its core and community water system franchises.

      For the twelve months ended December 31, 1996, Pennichuck's operating expenses were $7.7 million, a 6.1% increase over 1995. Our costs for treatment and production totaled $1.7 million for 1996, which was a $57,000 increase from 1995. That was caused primarily by an $83,000 increase in chemical and sludge removal costs. Those increased production costs, however, were partially offset by $67,000 in reduced power costs as a result of a 3.8% decrease in 1996 pumpage. Our distribution and maintenance expenses in 1996 increased by $103,000 over 1995 reflecting an aggressive preventive maintenance program for services and gate valves which we undertook in 1996. Other significant changes in operating costs included a $77,000 increase in depreciation expense reflecting our increased investment in operating assets and a $104,000 increase in property taxes resulting from reassessments of Pennichuck 's property during 1995 and additional taxable property placed in service during 1996.

Real Estate and Other Operations

      For the twelve months ended December 31, 1996, revenues from our real estate and other activities increased to $1.5 million compared to $697,000 in 1995. That increase is attributable to several significant real estate transactions which occurred during 1996 as discussed further below.

      Our 1996 revenues included two major land sales in Southwood Business Park for a total of $1.0 million, net of commissions. Also included in real estate revenues for 1996 was approximately $208,000 from the sale of residential homes by the Bowers Pond LLC joint venture. There were no such residential partnership activities during 1995.

      Southwood's operating expenses were approximately $982,000 in 1996 and included $730,000 of allocable infrastructure costs associated with the two land sales discussed previously. Also included in real estate operating expenses are property taxes totaling $56,000 and $187,000 in 1996 and 1995, respectively. Gross real estate taxes levied on Southwood's landholdings in 1996 totaled approximately $106,000 but were offset by the receipt of approximately $50,000 from the City of Nashua relating to the settlement of the prior year's property tax abatements. In addition, we obtained a $1.8 million reduction in the assessed valuation of Southwood's property located in Southwood Corporate Park from the City of Nashua.

      In May 1996, NYNEX Corporation ("NYNEX"), which had been a partner with Southwood in 555 Aeyers Mills Associates, sold its one half interest in that partnership to us for $204,000. That partnership was originally formed to develop, construct and lease an office building on a 7 acre site owned by the partnership. The entire ownership interest in that parcel is now shared equally between Southwood and the Company and the total investment in that parcel is $319,000. That parcel is also included within the 47 acres under the development option agreement discussed earlier and is classified under "Deferred land costs" in the accompanying Consolidated Balance Sheets.

Liquidity and Financial Condition

      In the following paragraphs, we discuss the financial condition of the Company and its wholly-owned subsidiaries. This discussion focuses primarily on the change in our consolidated balance sheet accounts from December 31, 1997 to June 30, 1998 and on the adequacy of capital needed for our business activities.

      The primary source of cash which we need for normal operating activities, capital projects and dividend payments to our shareowners is the operating cash flow which we generate from day to day activities. However, during those periods where operating cash flow is not sufficient, we borrow funds under a revolving loan facility (the "Loan Agreement") with our bank, Fleet Bank-NH ("Fleet"). The Loan Agreement allows us to borrow up to $4.5 million at interest rates tied to Fleet's cost of funds or LIBOR, whichever is lower. At June 30, 1998, we had borrowed $3.6 million under the Loan Agreement and the average interest rate of those borrowings was 7.44%. The maturity date of all amounts borrowed under the Loan Agreement, or to be borrowed in the next 14 months, is June 30, 2000. As a result, we have classified our outstanding bank borrowings at June 30, 1998 under the caption of "Long Term Debt" in the Consolidated Balance Sheets.

      During the first quarter of 1998, we refinanced a $1.1 million mortgage note issued by Pittsfield to a local bank using the Loan Agreement. On April 24, 1998, we refinanced $1.5 million of outstanding indebtedness under the Loan Agreement into a seven year note. The note is payable interest only for seven years at a fixed rate of 6.50% and is secured by, among other things, the guarantees of Southwood and the Service Corporation.

      As we discuss in Note H - Subsequent Event -- Acquisition in the Notes to the Consolidated Financial Statements, we purchased Pennichuck East's assets with the proceeds of two bank loans totaling $7.5 million. Those loans of $4.5 million and $3.0 million are for terms of 7 years and 2 years, respectively, and are classified as "Long term Debt" in the Consolidated Balance Sheet at June 30, 1998. In connection with these two notes, we entered into certain interest rate swap agreements which fix the interest rates at 6.50% and 6.20%, respectively, for the term on these notes.

      Our capital expenditures totaled $6.0 million and $3.2 million in 1997 and 1996, respectively. For 1998, we expect that our total expenditures for capital projects will be approximately $3.6 million. Practically all of our planned capital expenditures in 1998 are for projects relating to our water utility business. Those projects include:

      * the replacement of 8,800 linear feet of pre-1900 distribution mains,
      * the addition of more efficient motor starters on Pennichuck's major electric pumps at its treatment plant,
      *    the reconstruction of one of Pennichuck's dams, and
      * the relocation of distribution mains to accommodate ongoing State highway construction projects.

The remaining items in the Company's 1998 capital budget reflect expenditures for ongoing, routine investment in new meters, services, distribution mains and hydrants.

      For the first half of 1998, we have invested nearly $1.7 million in capital projects and other assets. That amount does not include the purchase of $7.5 million water utility assets by Pennichuck East in April 1998. For the rest of 1998, we expect that the cash flow from our normal operating activities, together with available short-term borrowings from our bank, will be sufficient to fund the remaining planned capital expenditures.

      The Consolidated Balance Sheet at June 30, 1998 also reflects a line item captioned "Minority interest" totaling $273,000. This represents a 40% interest held by a third party in Westwood Park LLC ("Westwood"), a real estate development venture. Southwood owns the remaining 60% majority interest in Westwood, whose financial statements are included in the accompanying consolidated financial statements at June 30, 1998. In May 1998, Westwood sold a tract of land to a third party for approximately $1.3 million. The terms of that sale require Westwood to use the sales proceeds to construct the necessary access road and infrastructure for the purchaser. We have recorded the cash from this sale in the line item captioned "Restricted Cash" and the related obligation for the estimated road and infrastructure cost is included in "Other Accrued Liabilities" at June 30, 1998. The gain on the sale of this tract of land has been deferred pending the completion of the road and infrastructure required under the terms of the purchase and sale agreement.

      We offer a Dividend Reinvestment and Common Stock Purchase program which is available to our shareholders and our residential New Hampshire customers. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at a 5% discount from prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices. Since its inception in 1993, this program has provided us with $840,000 of additional common equity.

Environmental Matters

      Our water utility subsidiaries are subject to the water quality regulations set forth by the United States Environmental Protection Agency ("EPA") and the New Hampshire Department of Environmental Services. The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the EPA and we do not anticipate that any significant capital expenditures for regulatory compliance will be required in the next three years given the present water quality standards set by the SDWA. However, the re-authorization of the SDWA by Congress in 1996 will lead to increased monitoring standards which may require additional operating costs for us. It is expected that any additional monitoring and testing costs arising from EPA mandates should eventually be recouped through water rates.

Year 2000 Issue

      We have performed an exhaustive review of its hardware and software systems in order to determine the level of readiness to meet the next millenium. Because we own some operating assets which pre-date 1900, we have been aware of the potential Year 2000 problem well before the recent publicity and in fact, 8 digit dates have been a requirement for all in-house software developed since 1987. The Year 2000 issue has also been addressed and included in all computer migration and upgrades since 1990.

      As part of our Year 2000 project planning, the Company identified mission-critical applications and implemented a 5 year plan in early 1994 to replace or upgrade both hardware and software. Our central computer platform, consisting primarily of its minicomputer servers, is not completely Year 2000 ready. However, those servers that are not Year 2000 ready are expected to be retired and replaced with Year 2000 ready servers within the next 12 months.

      Additionally, all of our software applications have been evaluated to identify any Year 2000 problems, their importance to our operations and efficiencies to be gained with newer and updated software. A software development schedule has been created based on this risk assessment with the most critical applications being implemented first. At this time, our NT network, financial accounting, billing, customer service information and meter management, human resources and SCADA management systems are Year 2000 ready. Our remaining software systems for work orders, inventory control, and various maintenance programs are 90% compliant and are expected to be fully ready by the end of 1998.

      We are currently in the process of identifying all external vendors who provide and/or require date dependent information and those customers who are material to our operations to ensure that they will be in compliance with the Year 2000 issue. Once identified, we will contact each vendor and significant customer to determine its Year 2000 status. For any vendors or customers who are determined to be critical to our operations, we will develop a disaster recovery plan containing alternative actions plans in the event of vendor non-compliance. We anticipate having all critical resource alternative plans in place by May 1999.

New Accounting Standards

      We adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" for the year ended December 31, 1997. This accounting statement replaces primary earnings per share with basic earnings per share. Basic earnings per share is calculated by dividing earnings available to common shareholders by the weighted average shares outstanding. SFAS No. 128 also requires us to present diluted earnings per share, which is calculated similarly to fully-diluted earnings per share.

      During the second quarter of 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Although adoption of these two Statements is not required until fiscal years beginning after December 15, 1997, we do not believe that our Company will be materially affected by the new reporting standards set forth in those Statements.

      In June 1998, the Financial Accounting Standards Board also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities." Although SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, we have not yet evaluated or determined the impact, timing or method of adoption of this accounting statement.

Effects of Inflation

      The effects of inflation on the utility operations of the consolidated group are not material since the NHPUC allows most prudent and reasonable cost increases to be recouped through increased water rates. It should be noted that a regulatory lag exists from the time that the utility incurs higher costs to the time that it is allowed to bill revenues sufficient to cover these cost increases. In times of high inflation, this lag could have a detrimental effect on the profitability of our water utility companies and the Company. Conversely, during periods of lower inflation and lower interest rates, the rates of return granted by the NHPUC have tended to be reduced reflecting that lower inflation and interest rate environment.
There can be no assurance that the NHPUC will approve rate increases to recover any future increased operational costs.

Legal Proceedings

      We are involved in ordinary and routine litigation or rate making proceedings incidental to our business. We believe that the resolution of these matters will not adversely affect our business, consolidated financial condition or our operating results.


                          MANAGEMENT OF THE COMPANY

Directors

      Our Board of Directors consists of nine members. The Articles of Incorporation classify the directors into three classes, each serving for three years, with one class being elected each year.

      The following table sets forth information concerning the nine persons serving on the Board of Directors.


                                                              Other
                                Director      Year Present    Position
                                of Company    Term Will       With
Name (1)                 Age    Since         Expire          Company
----------------------------------------------------------------------

Maurice L. Arel          61     1984          2000            President and
                                                              Chief Executive
                                                              Officer
Joseph A. Bellavance     59     1983          2000            --
Charles E. Clough        68     1968          2001            --
Stephen J. Densberger    48     1986          1999            Executive
                                                              Vice President
Robert P. Keller         60     1983          2000            --
John R. Kreick           54     1998          2001            --
Hannah M. McCarthy       52     1994          1999            --
Martha E. O'Neill        41     1998          2001            --
Charles J. Staab         49     1986          1999            Vice President-
                                                              Treasurer

___________________
<F1>  Except for Messrs. Densberger and Staab, all directors are also directors of the Company's wholly-owned subsidiaries, Pennichuck and Southwood. Mr. Densberger is a director of Pennichuck. Messrs. Arel, Densberger and Staab are also directors and officers of the Company's other wholly-owned subsidiaries, Pennichuck East, Pittsfield and the Service Corporation.

      The business experience of each of the directors of the Company during the last five years, and certain other pertinent information, is as follows:

      Maurice L. Arel - Mr. Arel has served as President, Chief Executive Officer and a Director of the Company since October 1984. Mr. Arel also serves as President, Chief Executive Officer and a Director of Pennichuck, Southwood and Service Corporation. He is Chairman and a director of Pittsfield. He is the former Mayor of the City of Nashua, having served from 1977 to 1984. He received his Bachelor of Arts degree in Chemistry from St. Anselm College and his Master of Science degree in Physical Chemistry from St. John's University. He is a Commissioner of the Nashua Police Department, a Director of Fleet Bank - NH and Blue Cross/Blue Shield of New Hampshire, a Trustee of St. Anselm College of Manchester, New Hampshire and a member of the Board of Trustees of the Public Library of Nashua. He serves as a member of the National Drinking Water Advisory Council to the Administrator of the federal Environmental Protection Agency. He is a member of the National Association of Water Companies, the American Chemical Society, the American Water Works Association and the New England Water Works Association.

      Joseph A. Bellavance - Mr. Bellavance is President and General Manager of Bellavance Beverage Company, Inc. and President of Bellavance Realty Corporation, both of Nashua. He received his Bachelor of Science degree in Business Administration from the University of New Hampshire. He is a

Director of the New Hampshire Wholesale Beverage Association, "New Hampshire The Beautiful," and a member of the American Legion and the Nashua Rotary Club.

      Charles E. Clough - Mr. Clough is currently President of Freedom Partners, LLC. He holds a Master of Business Administration degree from the Amos Tuck School of Business and was affiliated with Nashua Corporation from 1957 until 1995. Mr. Clough also serves as a Director of Hitchiner Manufacturing Company, Inc. of Milford, New Hampshire.

      Stephen J. Densberger - Mr. Densberger is Executive Vice President of the Company and has been affiliated with the Company since 1974. Mr. Densberger was the Treasurer of the Company from 1978 to 1983. He holds a Master of Business Administration degree from the Whittemore School of Business and Economics of the University of New Hampshire. He is past President of the New Hampshire Water Works Association, past President of the New England Water Works Association, and is a member of the City of Nashua Board of Aldermen. Mr. Densberger also serves as Executive Vice President of Pennichuck and as Vice President of Southwood and Service Corporation. He is a director and President of Pittsfield and of Pennichuck East and a director of Service Corporation.

      Robert P. Keller - Mr. Keller is a Certified Public Accountant. From April 27, 1990 until October 10, 1991 he served as President and Chief Executive officer of Dartmouth Bank of Manchester, New Hampshire and from October 10, 1991 until June 6, 1994, as President and Chief Executive Officer of New Dartmouth Bank, also of Manchester, New Hampshire. From August 22, 1994 until March 15, 1995, he served as President and Chief Executive Officer of Independent Bancorp of Arizona, Inc. of Phoenix, Arizona and Chairman and Chief Executive Officer of Caliber Bank, also of Phoenix, Arizona. Since June 1995, he has served as President and Chief Executive Officer of Dartmouth Capital Group, Inc., and since September 30, 1995, as President and Chief Executive Officer of Eldorado Bancshares, Inc. and Chairman, President and Chief Executive Officer of Eldorado Bank of Laguna Hills, California. He is also a director of White Mountains Holdings, Inc. and Haverford Industries, Inc.

      John R. Kreick - Dr. Kreick served as President of Sanders Associates and as a vice president of the Lockheed Martin Corporation from January 1988 until March 1998. Dr. Kreick received his Bachelor of Science degree in physics from the University of Michigan in 1965. As a Rackman graduate fellow, he worked at University's Space Physics Research Laboratory and received his Masters of Science degree in physics in 1966. He received his Ph.D. in theoretical physics from the University of Michigan in 1969 and he holds eight patents in infrared and electro-optical technology. Dr. Kreick is a member of the National Research Council's Commission of Physical Sciences, Mathematics and Applications; a trustee of Rivier College; a member of the board of directors of the New England Council; and has served on numerous Department of Defense panels and committees. In 1993, Dr. Kreick received the Electronic Warfare Association's highest award - the Gold Medal of Electronic Warfare and a recipient of Aviation Week magazine's Aerospace Laurels Award for his long-term contributions to electronic warfare.

      Hannah M. McCarthy - Ms. McCarthy is President of Daniel Webster College in Nashua, New Hampshire, a position which she has held since June, 1980. She earned her BA at Simmons College, and has done graduate work at Rivier College and New Hampshire College. Ms. McCarthy serves as a Director of the New Hampshire College and University Council and the Boys & Girls Club of Nashua.

      Martha E. O'Neill - Ms. O'Neill has been practicing as an attorney with the law firm of Clancy & O'Neill, P. A. in Nashua since 1982. She is a graduate of Wellesley College and Georgetown University Law Center. Ms. O'Neill serves on the Rivier College Board of Trustees, Rivier College Paralegal Department Advisory Board, Mary A. Sweeney Home Board of Trustees, Charles H. Nutt Surgical Hospital Board and the Boys and Girls Club of Greater Nashua, Inc. Charitable Foundation Board of Trustees.

      Charles J. Staab - Mr. Staab is Vice President, Treasurer and Chief Financial Officer of the Company and has been Treasurer since 1983. He holds a Master of Business Administration degree from Rivier College, and is a Certified Public Accountant. He is a member of the Finance Committee of the National Association of Water Companies, a member of the Board of Directors of the Nashua YMCA and the Nashua Center for Economic Development. He is a past Director of the Nashua Children's Association and the United Way of Greater Nashua, and former President of the Northern New England chapter of the Financial Executives Institute. Mr. Staab also serves as Vice President and Treasurer of Pennichuck and Southwood. He is treasurer and a director of the Service Corporation, Pennichuck East and Pittsfield.

Executive Officers

      The following sets forth the business experience and certain other pertinent information concerning our executive officers who do not serve on our Board of Directors.

      Bonalyn J. Hartley - Ms. Hartley has been with the Company since 1979 and was elected Vice President-Controller of the Company, Pennichuck and Southwood in 1991. She is also controller and a director of the Service Corporation, Pennichuck East and Pittsfield. She is a graduate of Rivier College with a Bachelor of Science Degree in Business Management. Ms. Hartley serves as a trustee of the Southern New Hampshire Regional Medical Center and as a director of the Rivier College Alumni Association. She is also a Director of the New England Chapter of the National Association of Water Companies and a member of the New England Water Works Association. Ms. Hartley is 53 years old.

      Donald L. Ware - Mr. Ware is Vice President of Engineering for the Company. He joined the Company in April 1995 and also serves as the Vice President of Engineering for Pennichuck and Southwood. He is also a vice president and director of Service Corporation, Pennichuck East and Pittsfield. Prior to joining the Company, Mr. Ware was the general manager of the Augusta Water District in Augusta, Maine. He holds a Bachelor of Science degree in Civil Engineering from Bucknell University and is a licensed professional engineer in New Hampshire, Massachusetts and Maine. Mr. Ware is 41 years old.


                      SECURITY OWNERSHIP OF MANAGEMENT

      The following table sets forth information with respect to shares of the Company's common stock beneficially owned by each director, and by all directors and officers as a group, as of September 30, 1998:


                                  Amount and         % of Common
                                  Nature of          Stock Out-
                                  Beneficial         standing (if
      Name of Beneficial Owner    Ownership(1)(3)    more than (1%)(2)
      ------------------------    ---------------    -----------------

      Maurice L. Arel(3)(5)            28,159              2.2%
      Joseph A. Bellavance(3)(4)        9,912               --
      Charles E. Clough                15,871              1.3%
      Stephen J. Densberger(3)(5)      10,680               --
      Robert P. Keller                  1,168               --
      John R. Kreick (3)                  153               --
      Hannah M. McCarthy                  150               --
      Martha E. O'Neill(6)             17,026              1.3%
      Charles J. Staab(3)(5)            9,330               --

      All directors and
      officers as a group
      (12 persons) (3)(5)             103,916              8.2%

___________________
<F1>  Shares beneficially owned means shares over which a person exercises sole or shared voting or investment power or shares of which a person has the right to acquire beneficial ownership within 60 days of September 30, 1998. Unless otherwise noted, the individuals and group above have sole voting and investment power with respect to shares beneficially owned.

<F2>  Calculation of percentages is based upon a total of 1,268,231 shares, which total includes shares outstanding and entitled to vote of 1,221,523, plus 46,688 shares which have not been issued but which may be issued within 60 days of September 30, 1998 if persons having rights to exercise stock options within such period exercise such rights.

<F3>  The individuals and group noted above have sole voting and investment power with respect to shares beneficially owned, except as stated in notes (4) through (6) below and except that voting and investment power is shared as follows: Mr. Arel - 3,761 shares, Mr. Bellavance - 4,179 shares, Mr. Densberger - 1,905 shares, Mr. Kreick - 153 shares, Mr. Staab - 2,130 shares, and non-director officers as a group - 1,514 shares.

<F4>  Mr. Bellavance disclaims beneficial ownership of 1,483 of these shares.

<F5>  Includes shares subject to previously granted but unexercised stock options which officers have a right to acquire within 60 days of September 30, 1998. Mr. Arel holds options to acquire 12,000 shares, Mr. Densberger holds options to acquire 7,500 shares, Mr. Staab holds options to acquire 6,300 shares and the officers of the Company as a group hold options to acquire a total of 34,650 shares within 60 days of September 30, 1998.

<F6>  Includes 8,217 shares owned by the Charles H. Nutt Surgical Hospital
      Trust, of which Ms. O'Neill is a trustee. Ms. O'Neill shares voting and investment power with the other Trustees over these shares. Ms. O'Neill disclaims beneficial ownership of these shares.


                    DESCRIPTION OF COMPANY CAPITAL STOCK

General

      The Company is authorized to issue 2,400,000 shares of common stock, par value $1.00 per share; and, 15,000 shares of preferred stock, par value $100.00 per share, and 100,000 shares of preferred stock, no par value (collectively, "Preferred Stock"). On September 30, 1998, 1,221,523 shares of common stock were issued and outstanding, options to acquire 46,688 shares of common stock were outstanding, and no shares of Preferred Stock were issued and outstanding.

Common Stock

      Each holder of common stock is entitled to one vote per share for all purposes and does not have the right to cumulate his votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of common stock is entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds that are legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, each holder of common stock will be entitled to share in the assets of the Company pro rata in accordance with his holdings, after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights. Except as otherwise determined by the Board of Directors or by applicable law, all voting rights are presently vested exclusively in the holders of the common stock.

Preferred Stock

      The Company's Board of Directors is authorized to issue shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences or other rights of the shares of each such series and the qualifications, limitations and restrictions thereon.

Certain Anti-takeover Provisions

      Certain provisions of the Company's Articles of Incorporation and Bylaws may be considered to have an "anti-takeover" effect. A discussion of these provisions follows.

      Classified Board of Directors. Pursuant to the Articles of Incorporation and Bylaws, the Board of Directors is divided into three classes with staggered terms, each class comprising approximately one third of the members of the Board. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board in a relatively short period of time. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. This delay will provide the Board with additional time to evaluate proposed takeover efforts and other extraordinary corporate transactions, to consider appropriate alternatives to such proposals and to act in what it believes to be the best interests of the shareholders. The classification of directors could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company.

      Authorized Shares. The Articles of Incorporation authorizes the issuance of 2,400,000 shares of common stock and 115,000 shares of Preferred Stock. The shares of common stock and Preferred Stock were authorized in an amount greater than intended to be issued to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its control of the Company.

Dividend Reinvestment

      The Company has a Dividend Reinvestment and Common Stock Purchase Plan ("DRIP") under which participating shareholders may have cash dividends on all or a portion of their shares of common stock automatically reinvested in newly issued shares of common stock and may invest at the same time up to an additional $12,000 per calendar year in newly issued shares of common stock as outlined in the DRIP. Under the DRIP, participating shareholders may purchase shares of common stock at 95% of market value with reinvested dividends and at 100% of market value for additional purchases. No commission or service charge is paid by participants in connection with any of their purchases under the DRIP.


                   MARKET PRICES AND DIVIDEND INFORMATION

      The common stock is traded on the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "PNNW." The common stock traded on the Nasdaq National Market System ("NMS") until December, 1997.

      The following table sets forth the high and low sales prices per share of common stock as reported on the OTC Bulletin Board or the Nasdaq NMS and the dividends per share declared by the Company during those periods.


                                          Dividends
Period                 High     Low       Declared
---------------------------------------------------

1998
---------------------------------------------------
Third Quarter         $20.50    $15.00      $.19
---------------------------------------------------

Second Quarter         16.00     15.00       .19
---------------------------------------------------
First Quarter          16.00     12.00       .19
---------------------------------------------------

1997
---------------------------------------------------
Fourth Quarter        $13.33    $12.09      $.17
---------------------------------------------------
Third Quarter          13.50     12.00       .17
---------------------------------------------------
Second Quarter         13.00     10.33       .17
---------------------------------------------------
First Quarter          12.00     10.33       .17
---------------------------------------------------

1996
---------------------------------------------------
Fourth Quarter        $13.25    $10.33      $.17
---------------------------------------------------
Third Quarter          13.92     12.00       .17
---------------------------------------------------
Second Quarter         14.00     11.33       .16
---------------------------------------------------
First Quarter          14.67     11.50       .15
---------------------------------------------------

1995
---------------------------------------------------
Fourth Quarter        $13.67    $11.33      $.15
---------------------------------------------------
Third Quarter          11.50      9.17       .14
---------------------------------------------------
Second Quarter         10.33      8.83       .14
---------------------------------------------------
First Quarter          10.67     10.00       .14
---------------------------------------------------


      On October 7, 1998 the last reported sales price for the common stock on the OTC Bulletin Board was $23.50 per share. On October 2, 1998, there were approximately 752 holders of record of the 1,221,523 shares of common stock outstanding.

      The Company has paid dividends each year since at least 1915. The current annualized dividend rate is $.77 per share, based upon the quarterly dividend of $.193 per share declared on August 7, 1998. The amount of dividends paid per share has been increased each year since 1993. The amount of future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, certain limitations and rights and other factors, including adequacy of rate relief granted by the NHPUC to the Company's water utility subsidiaries.

      Certain bond and note agreements involving Pennichuck Water require, among other things, restrictions on the payment or declaration of dividends by Pennichuck Water to the Company. Under Pennichuck Water's most restrictive covenant, approximately $3,745,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends to the Company at December 31, 1997.


                                UNDERWRITING

      Edward D. Jones & Co., L.P. (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase the common stock from the Company.

      The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the common stock are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the shares of the common stock offered hereby if any are taken (other than shares of common stock covered by the over-allotment option described below).

      The Underwriter has advised the Company that it proposes to offer the common stock being purchased by it directly to the public at the initial public offering price set forth on the cover page of this Prospectus.

      The offering of the common stock is made for delivery when, as and if accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriter reserves the right to reject any order for the purchase of common stock in whole or in part.

      The Company has granted to the Underwriter an option for 30 days to purchase (at the common stock Public Price less the Underwriter Discounts shown on the cover page of this Prospectus) up to 63,000 additional shares of common stock. The Underwriter may exercise such option only to cover over-allotments of shares of common stock made in connection with the sale of the shares offered hereby.

      In connection with this offering and in compliance with applicable law, the Underwriter may over-allot (i.e., sell more common stock than is set forth on the cover page of this Prospectus) and may effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in lieu of or in addition to open market purchases. The Underwriter is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

      Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      The Company has agreed to indemnify the Underwriter and persons who control the Underwriter against certain liabilities that my be incurred in connection with the offering contemplated hereby, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.


                                LEGAL MATTERS

      Certain legal matters in connection with the validity of the common stock offered hereby will be passed upon for the Company by Gallagher, Callahan & Gartrell, P.A., Concord, New Hampshire. Certain legal matters will be passed upon for the Underwriter by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri.


                                   EXPERTS

      The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                     WHERE YOU CAN FIND MORE INFORMATION

      Our company files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information we file at the Commission's public reference room at the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the Commission are also available to the public on the Commission Internet site (http://www.sec.gov.).

      The Company filed a Registration Statement on Form S-2 to register with the Commission the common stock offered hereby. This Prospectus is part of that Registration Statement. As allowed by Commission rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      The Company also maintains a site on the Internet
(http://www.pennichuck.com) which contains information about the Company and its subsidiaries.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Commission allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. This Prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about our Company and its finances.


Company Filings (File No. 0-18552)     Period
---------------------------------      ------

Annual Report on Form 10-KSB           Year ended December 31, 1997
Quarterly Reports on Form 10-QSB       Quarters ended March 31, 1998 and
                                       June 30, 1998
Current Reports on Form 8-K            Filed April 24, 1998; June 19, 1998
                                       and August 20, 1998


      If you are a stockholder, we have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Prospectus. Stockholders may obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone at the following address:

                  Stockholder Relations
                  Pennichuck Corporation
                  4 Water Street
                  P.O. Box 448
                  Nashua, New Hampshire  03061
                  Telephone number (603) 882-5191


               PENNICHUCK CORPORATION AND SUBSIDIARY COMPANIES

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    Page
                                                                    ----

Report of Independent Public Accountants                            F-2

Consolidated Balance Sheets as of June 30, 1998 (unaudited)
 and December 31, 1997 and 1996 (audited)                           F-3

Consolidated Statements of Income for the Six Months Ended
 June 30, 1998 and 1997 (unaudited) and the Fiscal Years Ended
 December 31, 1997, 1996 and 1995 (audited)                         F-5

Consolidated Statements of Stockholders' Equity for the
 Six Months Ended June 30, 1998 (unaudited) and the
 Fiscal Years Ended December 31, 1997, 1996 and 1995
 (audited)                                                          F-6

Consolidated Statements of Cash Flows for the Six Months
 Ended June 30, 1998  and 1997 (unaudited) and the Fiscal Years
 Ended December 31, 1997, 1996 and 1995 (audited)                   F-7

Notes to Consolidated Financial Statements                          F-8



REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Pennichuck Corporation:

We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries (a New Hampshire corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                       /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 3, 1998 (except with respect
to the matter discussed in Note I, as
to which the date is September 1, 1998)


CONSOLIDATED BALANCE SHEETS
PENNICHUCK CORPORATION AND SUBSIDIARIES


                                                 June 30             December 31
                                                  1998           1997           1996
                                               -----------------------------------------
                                               (unaudited)

ASSETS

Property, Plant and Equipment
  Land                                         $ 1,329,856    $   424,421    $   422,417
  Buildings                                     22,267,890     19,539,208     15,869,343
  Equipment                                     52,623,571     45,414,514     43,063,562
  Construction work in progress                    247,915        139,511        298,905
                                               -----------------------------------------
                                                76,469,232     65,517,654     59,654,227
  Less accumulated depreciation                (19,527,616)   (16,561,266)   (15,244,953)
                                               -----------------------------------------
                                                56,941,616     48,956,388     44,409,274
Current Assets
  Cash                                             133,657        447,921        345,978
  Restricted cash                                1,906,416        905,768             --
  Accounts receivable, net of reserves of
   $25,000 in 1998, 1997 and 1996                1,148,872        671,086      1,211,544
  Unbilled revenue                               1,295,250      1,083,800      1,015,000
  Refundable income taxes                                          12,971         62,848
  Materials and supplies, at cost                  371,894        207,832        244,391
  Prepaid expenses and other current assets        552,638        484,429        387,721
                                               -----------------------------------------
                                                 5,408,727      3,813,807      3,267,482

Other Assets
  Deferred land costs                            2,455,748      2,408,321      2,412,374
  Deferred charges and other assets              2,025,502      1,751,722      1,114,313
  Investment in real estate partnerships           735,970        310,211        153,692
                                               -----------------------------------------
                                                 5,217,220      4,470,254      3,680,379

                                               $67,567,563    $57,240,449    $51,357,135
                                               =========================================

Stockholders' Equity and Liabilities
Stockholders' Equity
  Common stock-$1 par value - authorized
   2,400,000 shares; issued 1,223,239 shares
   in 1998, 1,213,001 shares in 1997 and
   1,196,841 shares in 1996                    $ 1,223,239    $ 1,213,001    $ 1,196,841
  Additional paid in capital                     5,362,959      5,229,727      5,104,477
  Retained earnings                              8,479,275      8,199,557      7,799,959
                                               -----------------------------------------
                                                15,065,473     14,642,285     14,101,277
  Less cost of 4,412 shares of
   common stock in treasury in 1998 and
   3,962 shares in 1997 and 1996                   (59,240)       (52,940)       (52,940)
                                               -----------------------------------------
                                                15,006,233     14,589,345     14,048,337

Minority Interest                                  273,462             --             --

Preferred stock, no par value, 100,000
 shares authorized, no shares issued in
 1998, 1997 and 1996                                    --             --

Long-Term Debt, Less Current Portion            34,379,556     26,577,618     21,126,853

Current Liabilities
  Current portion of long-term debt                100,000        100,000        818,750
  Accounts payable                                 391,763        408,022        278,943
  Accrued interest payable                         384,000        350,597        329,951
  Other current liabilities                      2,460,536        927,378        774,740
                                               -----------------------------------------
                                                 3,336,299      1,785,997      2,202,384

Commitments and Contingencies

Deferred Credits and Other Reserves
  Deferred income taxes                          2,808,579      2,763,579      2,280,074
  Deferred investment tax credits                1,147,836      1,164,354      1,197,390
  Regulatory liability                           1,217,040      1,217,040      1,247,756
  Customer advances and other liabilities          277,127        162,951        244,487
                                               -----------------------------------------
                                                 5,450,582      5,307,924      4,969,707

Contributions in Aid of Construction             9,121,431      8,979,565      9,009,854
                                               -----------------------------------------

                                               $67,567,563    $57,240,449    $51,357,135
                                               =========================================

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
PENNICHUCK CORPORATION AND SUBSIDIARIES


                                       Six Months Ended June 30             Year Ended December 31
                                          1998          1997          1997           1996           1995
                                       ---------------------------------------------------------------------
                                             (unaudited)

Revenues
  Water utility operations             $6,509,779    $5,299,510    $11,415,065    $10,907,679    $11,003,037
  Real estate and other operations        379,005       199,086        640,452      1,509,537        697,443
                                       ---------------------------------------------------------------------
                                        6,888,784     5,498,596     12,055,517     12,417,216     11,700,480

Operating expenses
  Water utility operations              4,493,654     3,868,455      8,148,894      7,726,897      7,283,463
  Real estate and other operations        135,348        77,488        189,817        982,293        839,622
                                       ---------------------------------------------------------------------
                                        4,629,002     3,945,943      8,338,711      8,709,190      8,123,085

Operating Income                        2,259,782     1,552,653      3,716,806      3,708,026      3,577,395

Other income                               24,517        11,272         42,277          9,183          6,876
Interest expense                       (1,081,411)     (850,852)    (1,812,091)    (1,645,254)    (1,719,720)
                                       ---------------------------------------------------------------------

Income Before Provision for
 Income Taxes                           1,202,888       713,073      1,946,992      2,071,955      1,864,551

Provision for Income Taxes                457,366       264,461        739,969        782,937        716,948
                                       ---------------------------------------------------------------------

Net Income                             $  745,522    $  448,612    $ 1,207,023    $ 1,289,018    $ 1,147,603
                                       =====================================================================


Earnings Per Common Share:
  Basic                                $      .61    $      .37    $      1.01    $      1.09    $      1.00
  Diluted                              $      .60    $      .37    $      1.00    $      1.09    $       .99


Weighted Average Shares Outstanding
  Basic                                 1,226,816     1,194,939      1,200,287      1,178,883      1,148,610
  Diluted                               1,237,812     1,210,895      1,207,173      1,183,455      1,152,110



The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PENNICHUCK CORPORATION AND SUBSIDIARIES


                                    Common        Common     Additional
                                    Stock-        Stock-     Paid - in      Retained     Treasury
                                    Shares        Amount      Capital       Earnings       Stock
                                   --------------------------------------------------------------
Balances at
 December 31, 1994                 1,149,353    $1,149,353   $4,693,327    $6,789,874    $(18,504)

Net income                                                                  1,147,603
Dividend reinvestment plan             7,591         7,591       67,128
Common dividends
 declared - $.57 per share                                                   (661,169)
Common equity issuance costs                                    (84,915)
Exercise of stock options                 60            60          440
Repurchase of 3,037
 common shares                                                                            (32,575)
                                   --------------------------------------------------------------

Balances at
 December 31, 1995                 1,157,004     1,157,004    4,675,980     7,276,308     (51,079)

Net income                                                                  1,289,018
Dividend reinvestment plan            39,327        39,327      426,337
Common dividends
 declared - $.65 per share                                                   (765,367)
Common equity issuance costs                                     (1,770)

Exercise of stock options                510           510        3,930
Repurchase of 153 common shares                                                            (1,861)
                                   --------------------------------------------------------------

Balances at
 December 31, 1996                 1,196,841     1,196,841    5,104,477     7,799,959     (52,940)
Net income                                                                  1,207,023
Dividend reinvestment plan            14,585        14,585      147,625
Common dividends declared --
 $.67 per share                                                              (807,425)
Common equity issuance costs                                    (34,300)
Exercise of stock options              1,575         1,575       11,925
                                   --------------------------------------------------------------

Balances at
 December 31, 1997                 1,213,001    $1,213,001   $5,229,727    $8,199,557    $(52,940)

Net income                                                                    745,522
Dividend reinvestment plan             6,375         6,375       87,635
Common dividends declared --
       $.38 per share                                                        (465,804)
Exercise of stock options              4,328         4,328       33,085                    (6,300)
Retirement of repurchased shares        (465)         (465)      (5,248)
Directors' deferred
 compensation plan                                               17,760
                                   --------------------------------------------------------------
Balances at
 June 30, 1998 (unaudited)         1,223,239    $1,223,239   $5,362,959    $8,479,275    $(59,240)
                                   ==============================================================


The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
PENNICHUCK CORPORATION AND SUBSIDIARIES


                                              Six Months Ended June 30             Year Ended December 31
                                                 1998          1997          1997          1996            1995
                                              --------------------------------------------------------------------
                                              (unaudited)

Operating Activities
  Net income                                  $  745,522    $  448,612    $1,207,023    $1,289,018    $1,147,603
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
  Depreciation and amortization                  844,128       655,814     1,486,655     1,246,410     1,162,899
  Amortization of deferred
   investment tax credits                        (16,518)      (16,518)      (33,036)      (33,036)      (33,036)
  Provision for deferred
   income taxes                                   45,000        46,800       483,505       493,293       245,025

  Changes in assets and liabilities:
    Accounts receivable and
     unbilled revenue                           (689,236)      213,551       470,458      (384,858)     (356,818)
    Refundable income taxes                       26,469        72,011        36,499       (48,757)       35,087
    Materials and supplies                      (164,062)      (14,269)       36,559        (4,606)      (19,123)
    Prepaid expenses                              (7,227)      (71,571)      (83,330)        7,067          (268)
    Deferred charges and
     other assets                               (702,521)     (335,818)     (824,553)     (253,658)     (365,971)
    Accounts payable and
     accrued expenses                            203,554     1,156,188       282,663      (247,680)      717,308
    Other                                      1,677,665        31,218       (91,352)      311,438       745,885
                                              ------------------------------------------------------------------
Net cash provided by operating activities      1,962,774     2,186,018     2,971,091     2,374,631     3,278,591
Investing Activities:
  Purchase of property & equipment            (8,833,787)   (3,351,437)   (5,974,194)   (3,224,742)   (2,668,840)
  Contributions in aid of construction           208,254        84,403       101,665       467,577       537,134
  (Increase) in restricted cash               (1,000,648)   (2,436,843)     (905,768)           --            --
  (Increase) decrease in investment in real
   estate partnerships                          (106,400)      (19,266)     (156,851)      (36,877)        7,489
                                              ------------------------------------------------------------------
Net cash used in investing activities         (9,732,581)   (5,723,143)   (6,935,148)   (2,794,042)   (2,124,217)
Financing Activities:
  Proceeds from long-term borrowings           8,961,000     4,485,993     5,197,618     8,000,000            --
  Payments on long-term debt                  (1,120,062)     (131,853)     (950,603)   (6,124,635)     (156,338)
  Net (decrease) increase in notes payable
   to bank                                       (39,000)     (745,000)      485,000    (1,100,000)     (350,000)
  Dividends paid                                (465,804)     (394,627)     (807,425)     (765,367)     (661,169)
  Proceeds from dividend reinvestment
   plan and other, net                           119,409        44,853       141,410       466,474       (42,272)
                                              ------------------------------------------------------------------
  Net cash provided by (used in)
   financing activities                        7,455,543     3,259,366     4,066,000       476,472    (1,209,779)
Increase (decrease) in cash                     (314,264)     (277,759)      101,943        57,061       (55,405)
Cash at beginning of period                      447,921       345,987       345,978       288,917       344,322
                                              ------------------------------------------------------------------
Cash at end of period                         $  133,657    $   68,219    $  447,921    $  345,978    $  288,917
                                              ==================================================================

The accompanying notes are an integral part of these consolidated financial statements.


PENNICHUCK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

Basis of Presentation: The financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the "Company") and its subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), The Southwood Corporation ("Southwood") and Pennichuck Water Service Corporation (the "Service Corporation").

Interim Financial Statements: The financial statements as of June 30, 1998 and for the six month periods ended June 30, 1998 and 1997 are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the six month period ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire year due to, among other things, the seasonal nature of the water business and the effect of timing of the real estate transactions.

Nature of Operations: Pennichuck and Pittsfield (collectively referred to as the "Company's utility subsidiaries") are engaged principally in the gathering and distribution of potable water to approximately 26,400 customers in southern and central New Hampshire. Southwood owns, manages and develops real estate. PWSC is involved in non-regulated, water-related services and operations.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of the Company's utility subsidiaries, is recorded at cost plus an allowance for funds used during construction ("AFUDC") on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction. The useful lives range from six to ninety years and the average composite depreciation rate was 2.29% and 2.21% in 1997 and 1996, respectively.

Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

Allowance for Funds Used During Construction ("AFUDC"): AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 1997, 1996 and 1995.

Revenues: Standard charges for water utility services to customers are recorded as revenue, based upon meter readings. Estimates of unbilled service revenues are recorded in the period the services are provided. Provision is made in the financial statements for estimated uncollectible accounts.

Deferred Charges and Other Assets: Deferred charges include certain regulatory assets and costs of obtaining debt financing. Regulatory assets are amortized over periods being recovered through authorized rates. Debt expenses are amortized over the term of the related bonds and notes.

Regulatory Assets: The Company's utility subsidiaries are subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulations". Pennichuck and Pittsfield have recorded certain regulatory assets in cases where the New

Hampshire Public Utilities Commission (the "NHPUC") has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $541,714 and $268,385 at December 31, 1997 and 1996, respectively.

In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed of." This statement imposes a stricter criterion for regulatory assets by requiring that such assets be probable of recovery at each balance sheet date. The Company adopted this standard on January 1, 1996 and the adoption did not have a material impact on the financial position or the results of operations based on the current regulatory structure under which the Company's utility subsidiaries operate.

Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

Investment in Partnership: Southwood is a 50 percent general partner in a land development project and has sold a certain parcel of land to the partnership in exchange for a promissory note. Revenues relating to the sale of this parcel are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method. Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in this partnership is recorded using the equity method of accounting. As of December 31, 1997 and 1996, that note receivable balance was $440,000 and $540,000, respectively, which was offset by the deferred gain of approximately $433,000 and $532,000 in 1997 and 1996, respectively.

Income Taxes: The provision for federal and state income taxes is based on income reported in the financial statements, adjusted for items not recognized for income tax purposes. Provisions for deferred income taxes are recognized for accelerated depreciation and other temporary differences. Investment credits previously realized for income tax purposes are amortized for financial statement purposes over the life of the property giving rise to the credit.

Customer Advances and Contributions in Aid of Construction ("CIAC"): Under construction contracts with real estate developers and others, Pennichuck receives advances for the costs of new main installation. In accordance with its tariff provisions, Pennichuck makes refunds on a portion of the advances as new customers attach to the main over periods generally not exceeding five years. Customer advances which are no longer refundable are transferred to the CIAC account. The CIAC account and related plant asset are amortized over the life of the property. Pennichuck also credits to CIAC the fair market value of developer installed mains and any excess of fair market value over the cost of community water systems purchased from developers.

Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 1997, 1996 and 1995.


                                                          Twelve Months Ended
                                                    1997          1996          1995
                                                 --------------------------------------
Basic earnings per share                         $     1.01    $     1.09    $     1.00
Dilutive effect of unexercised stock options           (.01)            -          (.01)
                                                 --------------------------------------
Diluted earnings per share                       $     1.00    $     1.09    $      .99
                                                 ======================================

Numerator:
Basic net income                                 $1,207,023    $1,289,018    $1,147,603
                                                 ======================================
Diluted net income                               $1,207,023    $1,289,018    $1,147,603
                                                 ======================================

Denominator:
Basic weighted average shares outstanding         1,200,287     1,178,883     1,148,610
Dilutive effect of unexercised stock options          6,886         4,572         3,500
                                                 --------------------------------------
Diluted weighted average shares outstanding       1,207,173     1,183,455     1,152,110
                                                 ======================================

NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:


                                            1997        1996        1995
                                          --------------------------------


Federal                                   $599,533    $642,444    $573,501
State                                      173,472     173,529     176,483
Amortization of investment tax credits     (33,036)    (33,036)    (33,036)
                                          --------------------------------
                                          $739,969    $782,937    $716,948
                                          ================================

Currently payable                         $245,139    $341,942    $504,590
Deferred                                   494,830     440,995     212,358
                                          --------------------------------
                                          $739,969    $782,937    $716,948
                                          ================================


The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 1997, 1996 and 1995:


                                          1997     1996     1995
                                          -----------------------
Statutory federal rate                    34.0%    34.0%    34.0%
State tax rate, net of federal benefit     5.6      5.6      6.3
Amortization of investment tax credits    (1.6)    (1.8)    (1.9)
                                          -----------------------

Effective tax rate                        38.0%    37.8%    38.4%
                                          =======================


The Company made income tax payments of $353,000, $403,000 and $435,000 in 1997, 1996 and 1995, respectively.

The Company has $384,289 and $344,144 of alternative minimum tax credits available at December 31, 1997 and 1996, respectively. These credits may be carried forward indefinitely to offset future regular tax and are recorded as a reduction to accumulated deferred income taxes.

The Company has a regulatory liability related to income taxes of $1,217,040 and $1,247,756 at December 31, 1997 and 1996, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

The temporary items that give rise to the net deferred tax liability at December 31, 1997 and 1996 are as follows:


                                            1997          1996
                                         ------------------------
Liabilities:
Property related                         $4,899,468    $4,483,590
Other                                       254,542       192,792
                                         ------------------------
                                          5,154,010     4,676,382
Assets:
Investment tax credits                      710,343       741,059
Regulatory liability                        197,282       197,282
Alternative minimum tax carry forward       384,289       344,144
Prepaid taxes on contributions in aid
 of construction                            912,328       940,154
Other                                       204,234       188,114
                                         ------------------------
                                          2,408,476     2,410,753

Net Deferred Tax Liabilities             $2,745,534    $2,265,629
                                         ========================

NOTE C - DEBT

Long-term debt at December 31 consists of the following:


                                              1997           1996
                                           --------------------------

Unsecured notes payable to various
 insurance companies:
  9.10%, due April 1, 2005                 $ 3,500,000    $ 3,500,000
  7.40%, due March 1, 2021                   8,000,000      8,000,000
  8.95% due August 1, 1997                          --        718,750

Unsecured Industrial Development
 Authority Revenue Bond (1988 Series),
 7.50%, due July 1, 2018                     1,300,000      1,300,000

Unsecured Business Finance Authority
 1994 Revenue Bond (Series A), 6.35%,
 due December 1, 2019                        3,060,000      3,120,000

Unsecured Business Finance Authority
 1994 Revenue Bond (Series B), 6.45%,
 due December 1, 2016                        1,940,000      1,980,000

Unsecured Business Finance Authority
 1997 Revenue Bond, 6.30%, due
 May 1, 2022                                 4,000,000             --

Unsecured notes payable and line of
 credit revolving loan facility at
 rates ranging from 7.44% to 8.50%
 due May 31, 1999                            3,680,000      3,195,000

Mortgage note payable to bank, 10% due
 December 6, 2004                                   --        131,853

Mortgage note payable to bank, 10%, due
 January 31, 2008                            1,141,792             --

Capitalized lease obligation                    55,826             --
                                           --------------------------
                                            26,677,618     21,945,603
Less current portion                           100,000        818,750
                                           --------------------------
                                           $26,577,618    $21,126,853
                                           ==========================


The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require periodic interest payments (either monthly or semi-annually) which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 1997 are as follows:


                   1998                   $   100,000
                   1999                     3,863,000
                   2000                       333,000
                   2001                       333,000
                   2002                       316,826
                   2003 and thereafter     21,731,792


The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 1997, approximately $3,745,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

During 1997, 1996 and 1995, the Company paid interest of $1,759,000, $1,482,000 and $1,697,000, respectively.

The Company has available a $4,500,000 unsecured, revolving credit facility with a bank, of which $3,680,000 was outstanding at December 31, 1997. Outstanding borrowings under this facility are due on June 30, 2000. The interest rates on the outstanding borrowings are based on the bank's cost of funds and LIBOR, as defined, and ranged from 7.44% to 8.50% at December 31, 1997. During 1997, the weighted average interest rate on borrowings under this facility of the Company was 7.75% and 7.74% during 1996.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 1997 is as follows:


                  Carrying Value    Fair Value
                  ----------------------------

Long-term debt     $26,677,618      $28,121,416


There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair values shown above do not purport to represent the amounts at which those obligations would be settled.

The carrying values of the Company's cash, restricted cash, notes payable and line of credit to the bank at December 31, 1997 approximate their fair values because of the short maturity dates of those financial instruments.

NOTE E - BENEFIT PLANS

Pension Plan

The Company has a defined benefit pension plan covering substantially all full-time employees. The benefits are formula-based, giving consideration to both past and future service. The Company's funding policy is to contribute annually up to the maximum amount deductible for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:


                                                        1997           1996
                                                     --------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation,
   including vested benefits of
   $2,014,577 in 1997 and
   $1,789,383 in 1996                                $ 2,023,847    $ 1,796,966
                                                     ==========================
Projected benefit obligation for service
 rendered to date                                    $(2,451,150)   $(2,185,580)
Plan assets at a fair value (insurance contracts)      2,656,625      2,228,687
                                                     --------------------------
Plan assets in excess of projected
 benefit obligation                                      205,475         43,107
Prior service costs                                        8,306          9,091
Unrecognized net loss from past
 experience different from that
 assumed and effects of changes
 in assumptions                                           64,854        161,450
Unrecognized net transition asset                       (124,679)      (138,486)
                                                     --------------------------
Prepaid pension cost included in
  Deferred charges and other assets                  $   153,956    $    75,162
                                                     ==========================


Net pension cost for 1997, 1996 and 1995 includes the following components:


                                    1997        1996        1995
                                  --------------------------------
Service cost - benefits earned
 during the period                $138,996    $126,933    $114,948
Interest cost on projected
 benefit obligation                163,290     145,325     126,765
Actual return on plan assets      (200,193)   (149,411)   (152,954)
Amortization of (gains)
 and deferrals                     (11,596)    (47,956)    (13,022)
                                  --------------------------------
Net periodic pension cost         $ 90,497    $ 74,891    $ 75,737
                                  ================================


For the years ended December 31, 1997 and 1996, the actuarial present value of the projected benefit obligation was determined using a discount rate of
7.5 percent and an assumed rate of increase in future compensation levels of 5 percent in 1997 and 1996. The expected long-term rate of return on plan assets was 9 percent in 1997, 1996 and 1995.

Salary Deferral Plan

In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $68,103, $61,882 and $62,287, respectively, for 1997, 1996 and 1995.

Other Postretirement Benefits

The Company provides postretirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic postretirement benefit cost for the years ended December 31, 1997 and 1996 are as follows:


                                            1997          1996
                                         -----------------------
Accumulated postretirement benefit
 obligation:
  Current active employees               $(300,339)    $(268,303)
  Retirees                                (198,457)     (192,853)
                                         -----------------------
    Total                                 (498,796)     (461,156)
Plan assets at fair value                        0             0
                                         -----------------------
Funded status (underfunded)               (498,796)     (461,156)

Unrecognized net (gain)                   (124,289)     (129,883)
Unrecognized prior service cost            139,100       153,600
Unrecognized transition obligation         153,500       184,400
                                         -----------------------
Accrued postretirement
 benefit cost                            $(330,485)    $(253,039)
                                         =======================

Service cost                             $  22,478     $  22,129
Interest cost                               33,928        31,452
Amortization of prior service cost          14,500        14,500
Amortization of transition obligation       30,900        30,900
Amortization of unrecognized (gains)        (4,385)       (4,282)
                                         -----------------------
                                         $  97,421     $  94,699
                                         =======================


The Company is presently allowed to recover a portion of the postretirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation for 1997 and 1996, the Company has assumed a discount rate of 7.5 percent and a maximum medical care cost trend rate of 5 percent, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would have increased the postretirement benefit cost by $14,495 and the accumulated postretirement benefit obligation by $92,550 in 1997.

NOTE F - STOCK BASED COMPENSATION PLANS

The Company has a stock option plan for officers and key employees which provides for incentive options. The Company accounts for the plan under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share would have been reduced to the following amounts had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation."


                          1997          1996
                       ------------------------
Net income:
  As reported          $1,207,023    $1,289,018
  Pro forma            $1,200,626    $1,277,778
Earnings per share:
  As reported          $     1.01    $     1.09
  Pro forma            $     1.00    $     1.08


Because the methodology proscribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. At December 31, 1997, all options which had been granted were exercisable and 75,000 share were available for future grants under the plan as shown in the following table:


                                Reserved      Options       Price Per
                                 Shares     Outstanding       Share
                                ---------------------------------------

Balance at December 31, 1994     41,160       16,950       $8.33-$10.00
  Granted                                     12,000             $10.00
  Expired                       (41,160)
  Exercised                                      (60)            $ 8.33
  Additional shares reserved     75,000          -0-
                                --------------------
Balance at December 31, 1995     75,000       28,890       $8.33-$10.00
  Granted                                      6,788             $11.50
  Expired
  Exercised                                     (510)      $8.33-$11.50
                                --------------------
Balance at December 31, 1996     75,000       35,168       $8.33-$11.50
  Granted                                      6,788             $10.83
  Expired                                         --
 Exercised                                    (1,575)      $8.33-$10.83
                                --------------------
Balance at December 31, 1997     75,000       40,381       $8.33-$11.50
                                              ======


Of the 40,381 options outstanding at December 31, 1997, 4,290 have an exercise price of $8.33 and a remaining contractual life of less than one year; 22,725 shares have an exercise price of $10.00 and a remaining life of 1 to 2 years; 6,728 shares have an exercise price of $11.50 and a remaining life of 8 years; and 6,638 shares have an exercise price of $10.83 and a remaining life of 9 years. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 6.3% and 5.5%; expected dividend yields of 5.4% and 5.2%; expected lives of 5 years; and expected volatility of 22% and 34%.

In September 1997, the Company amended its deferred compensation plan for its directors. Under the terms of the amended plan, directors may elect to receive their directors' fees in common shares of the Company or in cash upon either attaining age 70 or retirement from the board of directors. As of December 31, 1997, 12,779 common shares of the Company had been reserved for issuance under this plan.

NOTE G - Merger of the Company and Pittsfield Aqueduct Company

On January 30, 1998, Pittsfield Aqueduct Company ("Pittsfield") was merged with and into the Company through the issuance of 49,428 shares of Pennichuck Corporation which were exchanged for substantially all of the outstanding common shares of Pittsfield. The merger has been accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated to include the results of Pittsfield for all periods presented.

The combined and separate results of the Company and Pittsfield during the periods preceding and after the merger were as follows:


                                  Consolidated
                                  Pennichuck
                                  Corporation    Pittsfield     Combined
                                  ----------------------------------------
Six months ended June 30, 1998:
  Operating revenues              $ 6,681,956     $206,828     $ 6,888,784
  Net income                      $  721,520      $ 24,002     $   745,522

Year ended December 31, 1997:
  Operating revenues              $11,840,700     $214,817     $12,055,517
  Net income                      $ 1,290,091     $(83,068)    $ 1,207,023

Year ended December 31, 1996:
  Operating revenues              $12,202,688     $214,528     $12,417,216
  Net income                      $ 1,238,485     $ 50,533     $ 1,289,018

Year ended December 31, 1995:
  Operating revenues              $11,486,183     $214,297     $11,700,480
  Net income                      $ 1,094,970     $ 64,903     $ 1,147,603


NOTE H - SUBSEQUENT EVENT-ACQUISITION

On November 5th, 1997, the Company entered into an Agreement of Purchase and Sale of Assets with the Town of Hudson, New Hampshire (the "Town") whereby the Company agreed to purchase from the Town certain water utility assets located outside of the Town's municipal jurisdiction for $7.5 million. This purchase occurred in April 1998 once those assets, in addition to certain water utility assets located within the Town, were purchased by the Town from an investor-owned water utility currently serving the Town and certain surrounding communities. Those assets purchased by the Company were transferred into a new, wholly-owned, operating subsidiary of the Company, Pennichuck East Utility, Inc. which is regulated entity similar to Pennichuck and Pittsfield. As a result of this purchase, the Company has added approximately 3,600 customers to its existing customer base and the annual revenues from these added customers is estimated to be $2.3 million. All regulatory approvals relating to this transaction have been received at this time.

In order to fund this purchase from the Town, the Company obtained permanent debt financing from its bank. The $7.5 million financing consists of two notes with maturities of 2 and 7 years. In connection with this debt, the Company has entered into two interest rate swap agreements which fix the interest rates at 6.20% and 6.50%, respectively. These notes are secured by the operating assets of the new operating subsidiary.

In addition, PWSC and the Town entered into a long-term contract whereby PWSC will provide certain operations and maintenance functions for the Town in exchange for an annual fee. The initial term of this agreement is for five years with options to renew thereafter.

NOTE I - STOCK SPLIT

On August 7, 1998, the Company's Board of Directors declared a three for two stock split effected in the form of a stock dividend payable on September 1, 1998 to shareholders of record on August 18, 1998. The Company's retained earnings have been charged for the aggregate par value of the shares issued as a dividend and such aggregate par value has been transferred to the Company's common stock account for all periods presented in the financial statements.

NOTE J - BUSINESS SEGMENT INFORMATION

Pennichuck Corporation's operating activities are grouped into two primary business segments as follows:

Water utility - Involved in the collection, treatment and distribution of potable water for domestic, industrial, commercial and fire protection service in the City of Nashua and certain surrounding communities in southern and central New Hampshire.

Real estate - Involved in the ownership, development, management and sale of industrial and residential property in Nashua and Merrimack, New Hampshire.

The tables below present information about Pennichuck Corporation's two primary business segments for the years ended December 31, 1997, 1996 and 1995. The "Other" category includes the sundry activities of the Company and the Service Corporation.


                                             1997           1996           1995
                                          -----------------------------------------
Operating revenues:
  Water utility                           $11,415,065    $10,907,679    $11,003,037
  Real Estate                                 514,143      1,320,676        631,181
  Other                                       126,309        188,861         66,262
                                          -----------------------------------------
Total operating revenues                  $12,055,517    $12,417,216    $11,700,480
                                          =========================================

Operating income (loss):
  Water utility                           $ 3,266,171    $ 3,180,782    $ 3,684,726
  Real estate                                 316,411        421,025       (190,425)
  Other                                       134,224        106,219         83,094
                                          -----------------------------------------
Total operating income                    $ 3,716,806    $ 3,708,026    $ 3,577,395
                                          =========================================

Capital additions:
  Water utility                           $ 5,974,194    $ 3,205,211    $ 2,650,100
  Real estate                                      --             --             --

  Other                                                       19,531         18,740
                                          -----------------------------------------
Total capital additions                   $ 5,974,194    $ 3,224,742    $ 2,668,840
                                          =========================================

Identifiable assets:
  Water utility                           $53,331,333    $45,894,108    $45,058,034
  Real estate                               2,554,608      3,223,048      3,036,524
  Other                                     1,354,508      2,239,979      1,041,871
                                          -----------------------------------------
Total identifiable assets                 $57,240,449    $51,357,135    $49,136,429
                                          =========================================

Depreciation and amortization expense:
  Water utility                           $ 1,452,757    $ 1,217,038    $ 1,132,833
  Real estate                                   4,385             --             --
  Other                                        29,513         29,372         30,066
                                          -----------------------------------------
Total depreciation and
 amortization expense                     $ 1,486,655    $ 1,246,410    $ 1,162,899
                                          =========================================


The operating revenues within each business segment are sales to unaffiliated customers. Operating income (loss) is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown below.


                                     1997        1996        1995
                                   --------------------------------

Allocated parent expenses:
  Water utility                    $345,785    $273,983    $308,130
  Real estate and other              50,970      39,823      23,507
                                   --------------------------------

Total allocated parent expenses    $396,755    $313,806    $331,637
                                   ================================


Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 1997, 1996, and 1995, the water utility recorded $1,693,000, $1,685,000, and $1,683,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

NOTE K - QUARTERLY FINANCIAL DATA (UNAUDITED)


                       First        Second         Third        Fourth
                      Quarter       Quarter       Quarter       Quarter
                      ---------------------------------------------------
                      (In thousands of dollars, except per share amounts)

1998

Operating Revenues    $2,916        $3,973
Operating Income         849         1,411
Net Income               236           510

Earnings Per Share    $  .29        $  .32


1997

Operating Revenues    $2,551        $2,946        $3,571        $2,988
Operating Income         593           961         1,411           752
Net Income               122           326           589           170

Earnings Per Share    $  .10        $  .27        $  .49        $  .15


1996

Operating Revenues    $2,961        $2,780        $3,161        $3,515
Operating Income         546           948         1,049         1,165
Net Income                79           347           396           467

Earnings Per Share    $  .07        $  .29        $  .33        $  .40









                               420,000 Shares


                           Pennichuck Corporation


                                Common Stock
                         (Par Value $1.00 Per Share)





                                 PROSPECTUS

                         Edward D. Jones & Co., L.P.


                                         , 1998



      No person is authorized with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the common stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.
Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


PART II


                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution
          -------------------------------------------


      The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities hereunder other than underwriting discounts and commissions.


          Registration Fee                     $ 3,348

          Nasdaq National Market
           Listing Fee                          33,750

          NASD Filing Fees                       1,675

          Printing, Postage and Mailing         25,000

          Issuer's Legal Fees and Expenses      30,000

          Blue Sky Fees and Expenses             2,000

          Accountants' Fees and Expenses        30,000

          Transfer Agent's Fees                  2,500

          Miscellaneous                          5,000
                                              --------

            TOTAL                             $133,233


___________________


Item 15.  Indemnification of Directors and Officers
          -----------------------------------------

      Chapter 293-A:8.51 of the New Hampshire Business Corporation Act ("NHBCA") provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and
(2) he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests, and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director under said Section of the NHBCA: (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the Corporation; or, (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. NHBCA, RSA 293-A:8.52.

      The registrant's By-Laws contain the following provision with respect to indemnification of directors and officers.

      Article V of the Company's Bylaws provides that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified by the Company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding; provided, however, that no person shall be indemnified unless he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company; and provided, further, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      Such Bylaw further provides that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper.

      To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to hereinabove, or in defense of any claim, issue or matter based hereinabove, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

      Such Bylaw further provides that any such indemnification, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth hereinabove. This determination shall be made: (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or (ii) by independent legal counsel in a written opinion if such quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs; or (iii) by the shareholders. Expenses, including attorney's fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized in the manner provided hereinabove, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized under the Bylaws.

      Such Bylaw further provides that the foregoing right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of that person.

      There are directors' and officers' liability insurance policies presently outstanding which insure directors and officers of the Company. The policies cover losses for which the Company shall be required or permitted by law to indemnify directors and officers and which result from claims made against such directors or officers based upon the commission of wrongful acts in the performance of their duties and for which they are not indemnified by the Company. The losses covered by the policies are subject to certain exclusions and do not include fines or penalties imposed by law or other matters deemed uninsurable under the law.


Item 16.  Exhibits
          --------

      The exhibits filed as part of this Registration Statement are as follows (filed herewith unless otherwise noted):

Exhibit
Number        Description of Exhibit
-------       ----------------------

1.1           Form of Underwriting Agreement*

3.1           Restated Articles of Incorporation of
              Pennichuck Corporation (Filed as
              Exhibit 3.1 to the Company's 1990
              Form 10-K Report and incorporated
              herein by reference)

3.2           Articles of Amendment to the Articles
              of Incorporation of Pennichuck
              Corporation (Filed as Exhibit 3.2 to
              the Company's 1994 Form 10-KSB Report
              and incorporated herein by reference)

3.3           Amended and Restated Bylaws of Pennichuck
              Corporation (Filed as Exhibit 3.3 to
              the Company's 1995 second quarter
              Form 10-QSB Report and incorporated
              herein by reference)

5.1           Opinion of Gallagher, Callahan & Gartrell, P.A.
              with respect to legality

10.1          1985 Stock Option Plan (Filed as Exhibit 10.1
              to the Company's registration statement on Form 10 filed in April 1990 and incorporated herein by reference)

10.2          Deferred Compensation Program for Directors of
              Pennichuck Corporation (Filed as Exhibit 10.2 to the Company's 1997 Form 10-KSB Report and incorporated herein by reference)

10.3 Amended Line of Credit Agreement dated October 2, 1991 between Pennichuck Corporation and Fleet Bank-NH
              (Filed as Exhibit 10.7 to the Company's 1991 Form 10-K Report and incorporated herein by reference)

10.4          Second Amendment dated March 23, 1994 to Line of
              Credit Agreement between Pennichuck Corporation and Fleet Bank-NH dated October 2, 1991 (Filed as
              Exhibit 10.7 to the Company's 1994 first quarter
              Form 10-QSB Report and incorporated herein by reference)

10.5 Amended and Restated Revolving Line of Credit Loan Agreement dated March 23, 1994 between Pennnichuck Corporation and Fleet Bank-NH
              (Filed as Exhibit 10.8 to the Company's 1994 second quarter Form 10-QSB Report and incorporated herein by reference)

10.6 Insurance Funded Deferred Compensation Agreement dated June 13, 1994 (Filed as Exhibit 10.9 to the
              Company's 1994 second quarter Form 10-QSB Report and incorporated herein by reference)

10.7 Amendment Agreement dated May 4, 1995 to Amended and Restated Revolving Line of Credit Loan Agreement dated March 23, 1994 between Pennichuck Corporation and Fleet Bank-NH (Filed as Exhibit 10.8 to the Company's 1995 second quarter Form 10-QSB Report and incorporated herein by reference)

10.8 1995 Incentive Stock Option Plan (Filed as Exhibit 10.9 to the Company's 1995 second quarter Form 10-QSB Report and incorporated herein by reference)

10.9 Amendment Agreement dated July 31, 1996 to Amended and Restated Revolving Line of Credit Loan Agreement dated March 23, 1994 between Pennichuck Corporation and
              Fleet Bank-NH (Filed as Exhibit 10.10 to the
              Company's 1996 third quarter Form 10-QSB Report and incorporated herein by reference)

10.10 Amendment Agreement dated March 18, 1998 to Amended and Restated Revolving Line of Credit Loan Agreement dated March 23, 1994 between Pennichuck Corporation and Fleet Bank-NH (Filed as Exhibit 10.10 to the Company's 1998 first quarter Form 10-QSB report and incorporated herein by reference)

10.11 Loan Agreement dated April 8, 1998 between Pennichuck Corporation, Pennichuck East Utility, Inc. and Fleet Bank-NH (Filed as Exhibit 10.11 to the Company's 1998 second quarter Form 10-QSB report and incorporated herein by reference)

10.12 Amendment Agreement dated April 24, 1998 to Loan Agreement dated April 8, 1998 between Pennichuck Corporation, Pennichuck East Utility, Inc., The Southwood Corporation, Pennichuck Water Service Corporation and Fleet Bank-NH (Filed as Exhibit 10.12 to the Company's 1998 second quarter Form 10-QSB report and incorporated herein by reference)

23.1          Consent of Arthur Andersen LLP

23.2          Consent of Gallagher, Callahan &
              Gartrell, P.A. (included in their
              opinion filed as Exhibit 5.1, and incorporated herein by reference)

24.1 Power of Attorney (contained on signature page to this registration statement)

99.1          Financial Statement Schedule


* To be filed by amendment


Item 17.  Undertakings
          ------------

      The undersigned registrant hereby agrees:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;

      provided, however, that (a)(i) and (a)(ii) will not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (d) That, for purposes of determining any liability under the Securities Act of 1933, (1) the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (e) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, State of New Hampshire on October 9, 1998.

                                       PENNICHUCK CORPORATION
                                       (Registrant)


                                       By:  /s/ Maurice L. Arel
                                            ------------------------
                                            Name:  Maurice L. Arel
                                            Title: President


                              POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Maurice L. Arel, Stephen J. Densberger and Charles J. Staab, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                       Title                      Date
---------                       -----                      ----


/s/ Maurice L. Arel             President, Chief           October 9, 1998
---------------------------     Executive Officer and
Maurice L. Arel                 Director
                                (Principal Executive
                                Officer)


/s/ Stephen J. Densberger       Executive Vice             October 9, 1998
---------------------------     President and Director
Stephen J. Densberger


/s/ Charles J. Staab            Vice President,            October 9, 1998
---------------------------     Treasurer, Chief
Charles J. Staab                Financial Officer
                                and Director
                                (Principal Financial
                                Officer)


/s/ Bonalyn J. Hartley          Vice President,            October 9, 1998
---------------------------     Controller and Chief
Bonalyn J. Hartley              Accounting Officer
                                (Principal Accounting
                                Officer)


/s/ Joseph A. Bellavance        Director                   October 9, 1998
---------------------------
Joseph A. Bellavance


/s/ Charles E. Clough           Director                   October 9, 1998
---------------------------
Charles E. Clough


/s/ Hannah M. McCarthy          Director                   October 9, 1998
---------------------------
Hannah M. McCarthy

/s/ Robert P. Keller            Director                   October 9, 1998
---------------------------
Robert P. Keller


/s/ John R. Kreick              Director                   October 9, 1998
---------------------------
John R. Kreick


/s/ Martha E. O'Neill           Director                   October 9, 1998
---------------------------
Martha E. O'Neill